                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                        Pursuant to Rule 13a-16 or 15d-16


                     of the Securities Exchange Act of 1934


                          For the Month of August, 2004


                        ELRON ELECTRONIC INDUSTRIES LTD.
                 (Translation of Registrant's Name into English)


        3 Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv o ISRAEL

                    (Address of Principal Corporate Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F  X   Form 40-F
                               -----          ----

                  Registrant's press release dated August 11, 2004.

         SIGNATURE


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    ELRON ELECTRONIC INDUSTRIES LTD.
                                    (Registrant)


                                    By:    /s/ Tal Raz
                                         -------------------------------------
                                         Tal Raz



Dated:  August 12, 2004

                               -EARNINGS RELEASE-
                               ------------------
      ELRON ELECTRONIC INDUSTRIES ANNOUNCES NET INCOME OF $5.5 MILLION AND
      --------------------------------------------------------------------
           $9.2 MILLION IN THE SECOND QUARTER AND FIRST HALF OF 2004
           ---------------------------------------------------------

Tel Aviv, Israel, August 11, 2004 - Elron Electronic Industries Ltd. (NASDAQ:ELRN) today reported a net income for the second quarter of 2004 of $5.5 million, or $0.19 income per share, compared to a net loss of $4.1 million, or $0.14 loss per share, in the second quarter of 2003. The net income in the first six months of 2004 amounted to $9.2 million, or $0.31 income per share, compared to a net loss of $13.3 million, or $0.45 loss per share, in the first six months of 2003.

The net income reported in the second quarter of 2004, as compared to the net loss in the second quarter of 2003, was primarily due to the following factors:

(i) a gain, net of tax and minority interest, of approximately $6.7 million resulting from Given Imaging's secondary public offering which included the sale of 300,000 shares of Given Imaging by Elron's 49.6% held subsidiary, RDC; and
(ii) the decrease in losses Elron recorded with respect to its group companies in the amount of $5.2 million, mainly due to the sale of businesses of Elron Software and MediaGate, the sale of Elron's holding in KIT, Elron's share in the net income reported for the first time by Given Imaging, the decrease in Galil Medical's losses following the formation of Oncura and the improvements in the results of some of its group companies such as NetVision, ChipX, Oren Semiconductor and AMT;

Other main second quarter and subsequent events:

      o On June 30, 2004, AMT completed a $6.0 million round of financing in which an international strategic partner invested $3.0 million and Elron invested an additional $3.0 million. Following the investment and conversion of existing loans, Elron's ownership interest in AMT rose to approximately 35% from 28% on a fully diluted basis.

      o On July 28, 2004, Elron completed the sale of its holdings in Elbit Systems (Nasdaq: ESLT), constituting approximately 19.6% of the outstanding share capital of Elbit Systems, for approximately $197 million to Federmann Enterprises Ltd. As a result of the transaction, Elron will record, in the third quarter of 2004, a gain, net of tax, of approximately $80 million (of which approximately $10 million will result from the increase in deferred tax assets with respect to Elron's losses incurred in prior periods).

      o Subsequent to June 30, 2004 and through August 10, 2004, Elron purchased 550,000 shares of Given Imaging for an aggregate purchase consideration of approximately $19.2 million. As a result, Elron's direct and indirect (through RDC) interest in Given Imaging increased from approximately 15% to approximately 16.9%.

      o On August 10, 2004, Elron signed a definitive agreement to invest approximately $6.7 million in consideration for 25% ownership interest, on a fully diluted basis, in Jordan Valley Applied Radiation Ltd. ("Jordan Valley"), an Israeli private company engaged in developing solutions for advanced in-line thin film metrology for the semi-conductor industry. Jordan Valley is a 57% held subsidiary of Clal Industries and Investments Ltd. The investment is subject to regulatory and other approvals including the approval of the shareholders of Elron and Clal.

Liquidity and Shareholders Equity

As of June 30, 2004, Elron's cash, debentures and deposits amounted to approximately $69.5 million compared with $106.6 million at December 31, 2003. The decrease was mainly as a result of approximately $40.5 million repayment of loans of majority-owned subsidiaries in the first quarter of 2004. The remaining bank loans of majority owned subsidiaries amounted to approximately $27.7 million ($67.5 million at December 31, 2003), substantially all of which are guaranteed by Elron. Upon the closing of the sale of Elron's holdings in Elbit Systems, Elron received the proceeds from the sale of approximately $197 million and its current cash, debentures and deposits amounts to approximately $240 million.

During the first half of 2004, Elron invested approximately $10.3 million in its group companies. Shareholders' equity at June 30, 2004, was approximately
$303.4 million, which represents 71% of Elron's total assets, compared with approximately $296.1 million representing approximately 66% of total assets at December 31, 2003.

"The sustainable profitability resulting from the continued improvements in the financial results of our group companies as well as gains Elron recorded from the realization of holdings, represents our continued effort and success in building value for our shareholders", said Doron Birger, Elron's President and CEO.

"During the past 12 months, most of our group companies raised additional substantial resources from new strategic investors as well as existing investors which will enable them to further develop and build their businesses. In addition, the proceeds received from the sale of our holdings in Elbit Systems will enable us to focus on new investments in Israeli-related technology in our main areas of operation" concluded Doron Birger.

Investors may access Elron's second quarter financial report and a detailed management report on the company's web site: www.elron.com

Conference call details
-----------------------

Thursday, August 12, 2004 10:00a.m. (EST); 05:00 p.m. Israel
Dial in numbers:
----------------

     In the US: 1-866 860 9642

     In the UK: 0 800 917 5108

     In Israel: 03 918 0610

     International Participants: +972 3 918 0610

     For your convenience, a replay of the call will be available starting two hours after the call ends until Monday, August 16, 10:30am ET. To access the replay please dial 1-866-276-1002 (US), 972-3-925-5942 (Israel) and
     0-800-917-4256 (UK).


Elron Electronic Industries Ltd. is a multinational high technology holding company based in Israel. Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of medical devices, communication, software, information technology, semiconductors and advanced materials. For further information, visit http://www.elron.com Contact:

Tal Raz
Elron Electronic Industries Ltd.
Tel. 972-3-6075555
raz@elron.net

Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.

Tables to follow

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
In thousands of U.S. Dollars

                                                                                     June 30,             December 31,
                                                                                       2004                   2003
                                                                                    ----------            ------------
                                                                                    Unaudited               Audited
ASSETS
Total current assets                                                                 $ 94,213               $130,067
                                                                                     --------               --------
LONG-TERM ASSETS
Investments in affiliated companies                                                   168,883                156,819
Investments in other companies and long-term receivables                              129,084                128,799
Debentures and bank deposits                                                                -                    700
Deferred taxes                                                                              -                  1,871
Severance pay deposits                                                                  2,591                  2,144
                                                                                     --------               --------
Total long-term assets                                                                300,558                290,333
                                                                                     --------               --------
PROPERTY AND EQUIPMENT, NET                                                             8,561                  8,317
                                                                                     --------               --------
INTANGIBLE ASSETS                                                                      22,415                 21,987
                                                                                     --------               --------
Total assets                                                                         $425,747               $450,704
                                                                                     ========               ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Total current liabilities                                                             $52,178               $ 73,035
                                                                                     --------               --------
LONG-TERM LIABILITIES
Long-term loans from banks and others                                                   4,044                 17,221
Accrued severance pay and retirement obligations                                        3,668                  2,850
Deferred taxes                                                                         39,979                 40,684
Other                                                                                      22                    103
                                                                                     --------               --------
Total long-term liabilities                                                            47,713                 60,858
                                                                                     --------               --------
MINORITY INTEREST                                                                      22,501                 20,681
                                                                                     --------               --------
Total Shareholders' Equity                                                            303,355                296,130
                                                                                     --------               --------
Total liabilities and shareholders' equity                                           $425,747               $450,704
                                                                                     ========               ========

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
In thousands of U.S. Dollars, except share and per share data

                                                    Six months ended            Three months ended
                                                        June 30,                     June 30,            Year ended
                                               ---------------------------  --------------------------  December 31,
                                                  2004           2003           2004          2003         2003
                                               ------------   ------------  -------------  -----------  -----------
                                                                      Unaudited                           Audited
                                               -------------------------------------------------------  -----------
 INCOME
   Net revenues                                    $ 7,001       $  7,831       $ 3,576        $ 4,044   $ 16,547
   Equity in losses of affiliated companies         (2,098)        (6,873)       (1,709)        (3,919)    (8,698)
   Gain from disposal of businesses and
     affiliated companies and changes in
     holdings in affiliated companies, net          27,901          1,259        21,821            888     25,754
   Other income, net                                 4,187          6,060         1,750          7,283     14,665
                                                   -------       --------       -------        -------   --------
                                                    36,991          8,277        25,438          8,296     48,268
                                                   -------       --------       -------        -------   --------
 COSTS AND EXPENSES                                 15,385         20,430         6,856         10,194     37,497
                                                   -------       --------       -------        -------   --------
Income (loss) before income taxes                   21,606        (12,153)       18,582         (1,898)    10,771
 Income taxes                                       (8,154)        (1,838)       (7,512)        (2,204)    (6,834)
                                                   -------       --------       -------        -------   --------
 Income (loss) from continuing operations           13,452        (13,991)       11,070         (4,102)     3,937
   after income taxes
 Minority interest in losses (income) of
   subsidiaries                                     (3,895)         3,653        (5,535)         1,681    (10,907)
                                                   -------       --------       -------        -------   --------
 Income (loss) from continuing operations            9,557        (10,338)        5,535         (2,421)    (6,970)
 Loss from discontinued operations                    (356)        (3,001)          (56)        (1,648)      (235)
                                                   -------       --------       -------        -------   --------
 Net income (loss)                                 $ 9,201       $(13,339)      $ 5,479        $(4,069)  $ (7,205)
                                                   =======       ========       =======        =======   ========
 Basic Income (loss) per share                     $  0.32       $  (0.45)      $  0.19        $ (0.14)  $  (0.25)
                                                   =======       ========       =======        =======   ========
 Diluted income (loss) per share                   $  0.31       $  (0.45)      $  0.19          (0.14)     (0.25)
                                                   =======       ========       =======        =======   ========
 Weighted average number of ordinary
   shares used in computing basic net
   income (loss) per share (thousands)              29,211         29,183        29,212         29,185     29,194
                                                   =======       ========       =======        =======   ========
 Weighted average number of ordinary
   shares used in computing diluted net
   income (loss) per share (thousands)              29,323         29,183        29,340         29,185     29,194
                                                   =======       ========       =======        =======   ========

MANAGEMENT REPORT FOR THE SECOND QUARTER ENDED JUNE 30, 2004

The following management report should be read in conjunction with our Condensed Interim Consolidated Financial Statements as of June 30, 2004 and notes thereto and with our Annual Consolidated Financial Statements as of December 31, 2003 and notes thereto, filed with the Securities and Exchange Commission under item 18 to our annual report on Form 20-F for the year ended December 31, 2003 ("2003 20-F"). This report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements may be identified by the words "anticipate", "believe", "estimate", "expect", "plan" and similar expressions. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those discussed in our filings with the Securities and Exchange Commission from time to time.

OVERVIEW

We are a multi-national high technology operational holding company that operates through subsidiaries and affiliated companies, referred to as our group companies. Founded in 1962, we have been a major force in the development of the Israeli high technology industry by building Israeli and Israel-related companies with technologies in the fields of medical devices, advanced defense electronics, communications, semiconductors, software products and services and advanced materials. Historically, most of our group companies were established together with entrepreneurs or started as activities within Elron and were subsequently spun-off.

In addition, some of our group companies grew out of our subsidiary, RDC Rafael Development Corporation Ltd. ("RDC"), a joint venture with Rafael Armament Development Ltd. ("Rafael"), the largest research and development organization of Israel's Ministry of Defense. RDC was established pursuant to a joint venture agreement entered into in July 1993 for the purposes of exploiting Rafael's technology in non-military markets. RDC has first rights to exploit commercially technologies of Rafael in non-military markets, which rights are dependent primarily upon RDC's identification of new and existing military technology developed by Rafael, for commercial exploitation in non-military markets.

Our group companies include both publicly traded and privately held companies.

Technology industries are characterized by the high degree of risk inherent in their products, their continuous technological innovation and their penetration into world markets, which requires investment of considerable resources and continuous development efforts. The future success of our group companies is dependent upon their technological quality, prices and nature of their products in comparison to their competitors and their ability to introduce new products to the markets at the right time, while offering cost effective solutions suitable to their customers' needs as well as their ability to raise financing and the condition of the capital markets.

Our activities range from complete operational control over the business to involvement in the management of our group companies in which we maintain controlling or significant holdings, and, in a limited number of cases, minority holdings. We participate in the management of most of our group companies by means of active membership on their boards of directors and board committees. As a result, we are involved in matters of policy, strategic planning, marketing, selecting and manning senior management positions, approving investments and budgets, financing and the overall ongoing monitoring of our group companies' performance. In addition to our representation on the boards of directors of our group companies, we provide hands-on assistance to the group companies' management in support of their growth. We view our hands-on involvement in the operations of our group companies as a key element of our business. Our group companies therefore benefit from the experience of our management team in various areas in which they need support and leadership, including, but not limited to, strategic planning, research and development guidance, identifying joint venture opportunities, introductions to potential customers and investors, risk management, market analysis, business plan preparation, budgetary control, and legal support.

We expect to continue to build and realize value for our shareholders from our group companies through the sale of a portion or all of our holdings in, or the issuance of shares by any of our group companies to third parties, while simultaneously pursuing the acquisition of, or investment in, new and existing companies. We believe that this strategy provides the ability to increase shareholder value as well as capital to support the growth of our group companies.

Our net income (or loss) in any given period is due, in the most part, to the results of operations of our group companies (which are accounted by us under the consolidation or equity method of accounting) and dispositions and changes in our holdings of group companies. As most of our group companies are technology companies which have not yet generated significant revenues and which invest considerable resources in research and development and in marketing activities, we have experienced, and expect to continue to experience, losses in respect of these companies. Our capital resources in any given period are primarily affected by the extent of our investment in existing and new companies and the realization of certain holdings. The results of operations of our group companies, and consequently, our results of operations and capital resources, are affected by general economic conditions as well as by factors specifically related to the technology markets, which also affect the ability of our group companies to raise financing and our ability to dispose of holdings and realize gains from our holdings.

TREND INFORMATION

Technology industries are affected by economic trends and the condition of the capital markets. The downturn in the world economy and, in particular, in the technology sector, during 2001 and through the middle of 2003, affected our group companies' ability to raise additional financing from other sources, the results of operations of our group companies and our ability to successfully "exit" some of our group companies and record gains at the same level that we experienced in the years prior to the downturn. Since the second half of 2003, there have been initial indications of recovery in the technology sector and capital markets. This trend was reflected in the improvement in the results of operations of most of our group companies as well as the raising of funds from new strategic and other investors in private placements completed by some of our group companies. In addition, we recorded gains from realizing certain of our holdings and will record a significant gain in the third quarter of 2004 as a result of the sale of our holdings in Elbit Systems Ltd. (see below under "RECENT DEVELOPMENTS").

We anticipate that if a recovery in the world economy and, in particular, in the technology sector, will continue, this will have a positive effect on our group companies and their ability to raise additional capital. We also anticipate increasing our investments in new companies in our main areas of operation, and we are currently considering investments in a few new companies, mainly in the fields of medical devices and semiconductors. In this regard, on August 10, 2004, we announced an investment in a new company (see below under "RECENT DEVELOPMENTS").

RECENT DEVELOPMENTS

Secondary public offering of Given Imaging (Nasdaq: GIVN). On June 23, 2004, Given Imaging completed its secondary public offering of 2,880,750 shares at $32.00 per share of which 1,500,000 were sold by Given Imaging and 1,380,750 (including 375,750 shares as a result of the exercise of the underwriters' over allotment option) were sold by existing shareholders. Given Imaging received net proceeds of approximately $44.4 million. Our subsidiary, RDC, sold 300,000 shares in consideration for approximately $9.0 million. Elron did not sell any shares in this secondary offering. As a result of RDC's sale and the decrease in our direct and indirect interest in Given Imaging from approximately 16% to approximately 15%, we recorded a gain, of $15.2 million ($6.7 million net of tax and minority interest).

Subsequent to June 30, 2004 and through August 10, 2004, we purchased 550,000 shares of Given Imaging for an aggregate purchase consideration of approximately $19.2 million. As a result, our direct and indirect (through RDC) interest in Given Imaging increased from approximately 15% to approximately 16.9%. Elron may consider from time to time during the short term the purchase of additional shares of Given Imaging.

Investment of $3 million in AMT Advanced Metal Technologies Ltd. ("AMT"). On June 30, 2004, AMT completed a $6.0 million round of financing of convertible notes in which an international strategic partner invested $3.0 million and we invested an additional $3.0 million of which $0.2 million was invested in the first quarter. In addition, existing AMT shareholders, converted shareholder loans into convertible notes in the amount of approximately $2.7 million, of which approximately $1.6 million was converted by us, as part of the aggregate investment. The notes are convertible into preferred shares of AMT or into shares held by AMT in certain of its subsidiaries. Following the investment, our ownership interest in AMT rose to approximately 35% from 28% on a fully diluted basis (excluding warrants) and on an "as converted" basis.

Sale of all of our holdings in Elbit Systems Ltd. (Nasdaq: ESLT). On July 8, 2004 we announced the signing of a definitive agreement for the sale of all of our holdings in Elbit Systems constituting approximately 19.6% of the outstanding share capital of Elbit Systems to Tadiran Communications Ltd., in consideration for approximately $197 million. Elbit Systems develops, manufactures and integrates advanced high-performance defense electronic systems. The closing of the transaction was subject to the right of first refusal of the Federmann group, the other major shareholder of Elbit Systems. On July 28, 2004, we received notification by the Federmann group of the exercise of its right of first refusal, following which the shares were sold on the same date to the Federmann group for approximately $197 million. As a result, Elron will record in the third quarter a gain, net of tax, of approximately $80 million, of which approximately $10.0 million will result from the decrease in our previous valuation allowance in respect of losses incurred in prior periods. The decrease in our previous valuation allowance is in light of the transaction, following which we revised our judgment about the realizability of deferred tax.

In addition, based on a preliminary analysis we conducted, it is more likely than not that as a result of the transaction, Elron will be characterized as a "passive foreign investment company" (PFIC) for U.S. federal income tax purposes, for 2004, which would result in adverse tax consequences for our U.S. shareholders. However, we are still in the process of reviewing Elron's position with the assistance of our advisors. The tests for determining passive foreign investment company status involve assessments of income and assets, which are relevant to this determination. The tests are impacted by changes in our holdings and in the value of our group companies which are difficult to predict. We will make a further announcement following completion of our review.

Following these transactions, Elron has more than $200 million in cash and in other liquid instruments and our board of directors may consider, from time to time, a dividend distribution, taking into consideration our financial status, profitability and our investment plans in existing and new companies.

Tender offer to purchase 7.5% of our shares. On July 16, 2004 we announced that Discount Investment Corporation Ltd. ("DIC") commenced a tender offer to purchase 2,203,425 of our ordinary shares for $15 per share, net to the seller in cash, less any required withholding taxes and without interest. Currently, DIC beneficially owns 11,240,233 ordinary shares of Elron, representing approximately 38.5% of our outstanding shares. Following the consummation of the tender offer, DIC will own approximately 46% of our outstanding shares.

Investment in New Company. On August 10, 2004, we signed a definitive agreement to invest approximately $6.7 million in Jordan Valley Applied Radiation Ltd. ("Jordan Valley"), an Israeli private company engaged in developing solutions for advanced in-line thin film metrology for the semi-conductor industry. Jordan Valley is 57% owned (indirectly) by Clal Industries and Investments Ltd. ("Clal"), an approximately 64% held subsidiary of IDB Development Corporation Ltd. ("IDBD"). IDBD also owns approximately 65% of our parent company, DIC. Clal, IDBD, and DIC are publicly traded on the Tel Aviv Stock Exchange. Following the investment, we will initially hold a 25% ownership interest of Jordan Valley, on a fully diluted basis, subject to adjustment based on Jordan Valley's future performance. The investment is subject to regulatory and other approvals including the approval of the shareholders of Elron and Clal.

New Corporate Tax Rate in Israel. On June 29, 2004 the Israeli parliament approved an amendment to the Income Tax Ordinance which gradually reduces the corporate tax rate from 36% in 2003 to 30% in 2007. The amendment was signed and published in July 2004 and is therefore considered enacted in July 2004. As a result, we will record a tax benefit due to the change in the tax rate in the amount of approximately $2.0 million in the third quarter of 2004.

CRITICAL ACCOUNTING POLICIES

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States ("US GAAP"). Our significant accounting policies are more fully described in Note 2 of the Notes to our Consolidated Financial Statements as of December 31, 2003, filed under item 18 to our 2003 20-F. The accounting policies which are particularly important to the assessment of our financial position and results of operations are described under item 5 to our 2003 20-F, under "Critical Accounting Policies".

As more fully described in our 2003 20-F, we adopted Interpretation No. 46 (Revised 2003), Consolidation of Variable Interest Entities ("VIEs") - an interpretation of ARB No. 51 ("FIN 46"). Upon the adoption of FIN 46 we began consolidating Starling as it was determined to be a VIE, and we are its primary beneficiary; and determined that AMT is considered to be a VIE, however as we are not the primary beneficiary of AMT, we are not consolidating AMT.

BASIS OF PRESENTATION

Consolidation. Our consolidated financial statements include the accounts of the Company and the following main companies:

                                        Three and Six months ended June 30,
       ------------------------------------------------------------------------------------------------------
                             2004                                                 2003
       --------------------------------------------------    ------------------------------------------------
       Elron TeleSoft      RDC              3DV(2)           Elron TeleSoft    RDC              ESW(1)
       Elbit               Galil Medical    Starling         Elbit             Galil Medical
       DEP                 MediaGate        ESW(1)           DEP               MediaGate

        (1) Elron SW ("ESW"), formerly Elron Software.
        (2) Following the purchase of a controlling interest in 3DV during the first quarter of 2004 from the majority of the other shareholders of 3DV.

At the end of the second quarter of 2004, as a result of conversion of shareholders loans granted by RDC to Sela Semiconductor ("Sela"), RDC's ownership interest in Sela increased from approximately 49% to approximately 54% and accordingly, Sela's assets and liabilities are included within our consolidated balance sheet as of June 30, 2004. The statement of operations of Sela will be included in our consolidated financial statements commencing in the third quarter of 2004.

Equity Method. Our main group companies accounted for under the equity method of accounting include:

                                          Three and Six months ended June 30,
             ----------------------------------------------------------------------------------------------
                                2004                                             2003
             --------------------------------------------    ----------------------------------------------
             Elbit Systems             Notal Vision          Elbit Systems           AMT
             NetVision                 Oncura                NetVision               Notal Vision
             ChipX                     Pulsicom              ChipX                   Witcom
             Wavion                    CellAct               Wavion                  3DV
             Given Imaging             Sela                  Given Imaging           Pulsicom
             Oren Semiconductor AMT                          Oren Semiconductor      CellAct
                                                             KIT                     Sela

RESULTS OF OPERATIONS

Three and six months Ended June 30, 2004 compared to three and six months Ended June 30, 2003.

The following tables set forth our results of operations in the reported period:

                                              Three months ended June 30,               Six months ended June 30,
                                              --------------------------                --------------------------
                                                2004               2003                  2004                2003
                                              --------            ------                ------             -------
                                                         (millions of $, except per share data)
Net income (loss)                                5.5                (4.1)                  9.2               (13.3)
Net income (loss) per share                     0.19               (0.14)                 0.31               (0.45)

The net income we reported in the second quarter of 2004, as compared to the net loss we reported in the second quarter of 2003, was mainly due to the following factors:

(i) a gain, net of tax and minority interest, of approximately $6.7 million resulting from of the sale of Given Imaging's shares by RDC and the decrease in our direct and indirect interest in Given Imaging following the completion of Given Imaging's secondary public offering; and

(ii) the decrease in losses we recorded with respect to our group companies in the amount of $5.2 million, mainly due to the sale of businesses of ESW and MediaGate, the sale of our holding in KIT, our share in the net income reported for the first time by Given Imaging, the decrease in Galil Medical losses following the formation of Oncura as a result of the merger of its and Amersham's urology units and the improvements in the results of some of our group companies such as ChipX, Oren Semiconductor and AMT;

The net income we reported in the first half of 2004 included the additional following main factors:

(i) a gain of approximately $5.3 million resulting from the sale in the first quarter of 2004 of our shares in KIT eLearning; and

(ii) a gain, net after tax, of approximately $3.3 million (of which $1.3 million in the second quarter of 2004) resulting from the sale of 634,228 Zix Corporation shares (of which 271,812 were sold during the second quarter of 2004) in consideration for $7.0 million (of which $2.8 million was received during the second quarter of 2004).

Reportable Segments

Subsequent to the sale of the business of ESW on September 2, 2003 to Zix, our reportable segments are i) The Systems and Projects Segment - Elron TeleSoft; and ii) Other holdings and the corporate operations, which includes our holdings in subsidiaries, affiliates and other companies, engaged in various fields of advanced technology, and corporate operations, which provide the strategic and operational support to the group companies. Prior to September 2, 2003, we operated through ESW in a third business segment - Internet Products - which has been reclassified as discontinued operations.

At June 30, 2004, the main group companies were classified into the following segments:

                                                                                                       Internet products
                           Systems and                                                                   (Discontinued
                            projects                Other holdings and corporate operations               Operations)
                         ----------------     ----------------------------------------------------     -------------------
  Consolidated           Elron TeleSoft       Elbit; DEP; RDC; Galil Medical; MediaGate, 3DV,             ESW
                                              Starling, Sela.

  Equity basis                                Elbit Systems; NetVision;
                                              ChipX; Wavion; Given Imaging;
                                              CellAct; AMT; Notal Vision; Oren
                                              Semiconductor; Oncura; Pulsicom.

  Cost                                        Avantry (formerly known as Witcom)

  Available-for-sale                          Partner Communication Company ("Partner"), Elbit
      Securities                              Vision Systems; Zix

The following tables reflect our consolidated data by reported segments:

                                                                   Other holdings        Discontinued
                                                     Elron          and corporate         operations
                                                   Telesoft          operations             of ESW          Consolidated
                                                  ------------------------------------------------------------------------
                                                                              (millions of $)
                                                  ------------------------------------------------------------------------
                                                                     Three months ended June 30, 2004
 Income*                                                  1.8                  23.6                 -               25.4
 Costs and Expenses                                       2.4                   4.5                 -                6.9
 Income (loss) from continuing operations                (0.6)                  6.1                 -                5.5
 Loss from discontinuing operations                         -                     -                 -                  -
 Net income (loss)                                       (0.6)                  6.1                 -                5.5

                                                                     Three months ended June 30, 2003
 Income*                                                  2.1                   6.2                 -                8.3
 Costs and Expenses                                       2.8                   7.4                 -               10.2
 Loss from continuing operations                         (0.7)                 (1.7)                -               (2.4)
 Loss from discontinuing operations                         -                     -              (1.6)              (1.6)
 Net loss                                                (0.7)                 (1.7)             (1.6)              (4.1)

                                                                      Six months ended June 30, 2004
 Income*                                                  3.4                  33.6                 -               37.0
 Costs and Expenses                                       4.5                  10.9                 -               15.4
 Income (loss) from continuing operations                (1.1)                 10.7                 -                9.6
 Loss from discontinuing operations                         -                     -              (0.4)              (0.4)
 Net income (loss)                                       (1.1)                 10.7              (0.4)               9.2

                                                                      Six months ended June 30, 2003
 Income*                                                  4.2                   4.1                 -                8.3
 Costs and Expenses                                       5.4                  15.0                 -               20.4
 Loss from continuing operations                         (1.2)                 (9.0)                -              (10.2)
 Income (loss) from discontinuing operations                -                   0.4              (3.5)              (3.1)
 Net loss                                                (1.2)                 (8.6)             (3.5)             (13.3)


* Income in the other holdings and corporate operations includes net losses from equity investments.

Systems and Projects - Elron TeleSoft

      Elron TeleSoft is focused on telecom network management products and services. The following table sets forth the operating results of Elron
      TeleSoft:

                                         Three months ended June 30,                Six months ended June 30,
                                         ---------------------------               --------------------------
                                          2004                 2003                 2004                 2003
                                         ------               ------               ------               ------
                                                                    (millions of $)
  Net revenues                             1.8                  2.1                  3.4                  4.2
  Cost of revenues                         1.3                  1.3                  2.2                  2.8
                                          ----                 ----                 ----                 ----
  Gross profit                             0.5                  0.8                  1.2                  1.4
  Operating expenses*                      0.7                  0.8                  1.4                  1.3
  Amortization of other assets             0.2                  0.2                  0.4                  0.4
                                          ----                 ----                 ----                 ----
  Operating loss                          (0.4)                (0.2)                (0.6)                (0.3)
  Finance expenses, net                    0.2                  0.5                  0.5                  0.9
                                          ----                 ----                 ----                 ----
  Net loss                                (0.6)                (0.7)                (1.1)                (1.2)
                                          ----                 ----                 ----                 ----

      *Excluding amortization of other assets which is presented separately.

      Revenues. Elron TeleSoft's net revenues decreased by $0.3 million and $0.8 million, or 14% and 19%, to $1.8 million and $3.4 million in the three and six month periods ended June 30, 2004, compared to $2.1 million and $4.2 million for the same periods of 2003. The decrease in the six month period resulted mainly from the decrease in revenues derived from sale of third parties' products. The decrease in the three month period resulted mainly from the decrease in project revenues while revenues from the sale of third parties' products remained at the same level.

      Cost of revenues. Cost of revenues of Elron TeleSoft in the three and six month periods ended June 30, 2004 were $1.3 million and $2.2 million, representing a gross margin of 28% and 35%, compared to $1.3 million and $2.8 million in the three and six month periods ended June 30, 2003, representing a gross margin of 38% and 33%. The variance in gross margins was due to changes in revenue mix. The gross margin for the three months period was lower due to the decrease in project revenues. The gross margin for the six months period was higher due to the decrease in sales of third party products.

      Operating loss. Elron TeleSoft's operating loss amounted to $0.4 million and $0.6 million in the three and six month periods ended June 30, 2004, compared to $0.2 million and $0.3 million for the same periods of 2003. The increase in operating loss resulted primarily from the decrease in revenues.

      Finance expense, net. Finance expenses amounted to $0.2 million and $0.5 million in the three and six month periods ended June 30, 2004 compared to approximately $0.5 million and $0.9 million in the same periods in 2003. The decrease in finance expenses in the second quarter of 2004 resulted mainly from the significant decrease in loan balances following the repayment of $30.3 million of bank loans by the Company at the end of the first quarter of 2004.

The ability of Elron TeleSoft to increase its revenues and improve its operating results in the near future is dependent upon general economic conditions and, in particular, on an increase in telecom capital expenditure, its ability to penetrate the international market and whether its efforts to bring enhanced and new products to market are successful.

Other Holdings and the Corporate Operations segment

The other holdings and corporate operations segment includes our holdings in subsidiaries, affiliates and other companies engaged in various fields of advanced technology, and corporate operations which provide strategic and operational support to the group companies. The following table sets forth this segment's operating results:

                                                  Three months ended June 30,            Six months ended June 30,
                                               ----------------------------------    -----------------------------------
                                                   2004               2003                2004               2003
                                               -------------    -----------------    ---------------    ----------------
                                                           (millions of $)                       (millions of $)
Net revenues                                            1.8               1.9                3.6                 3.6
 Net loss from equity investments                      (1.7)             (3.9)              (2.1)               (6.9)
 Gains from disposal of business and
  affiliated companies and changes in
  holdings in affiliated companies                     21.8               0.9               27.9                 1.3
 Other income, net                                      1.7               7.3                4.2                 6.1
                                                       ----              ----               ----               -----
 Total income                                          23.6               6.2               33.6                 4.1
                                                       ----              ----               ----               -----
Cost of revenues                                        1.2               0.6                2.3                 1.5
Operating expenses*                                     3.4               6.4                9.0                13.2
Amortization of other assets                              -               0.1                  -                 0.2
Finance expenses (income), net                         (0.1)              0.3               (0.4)                0.1
                                                       ----              ----               ----               -----
Total costs and expenses                                4.5               7.4               10.9                15.0
                                                       ----              ----               ----               -----
Gain (loss) from continuing operations
 before income taxes                                   19.1              (1.2)              22.7               (10.9)
Income taxes                                           (7.5)             (2.2)              (8.1)               (1.8)
Minority interest                                      (5.5)              1.7               (3.9)                3.7
                                                       ----              ----               ----               -----
Income (loss) from continuing operations                6.1              (1.7)              10.7                (9.0)
Loss from discontinued operations                         -                 -                  -                 0.4
                                                       ----              ----               ----               -----
Net income (loss)                                       6.1              (1.7)              10.7                (8.6)
                                                       ----              ----               ----               -----

*Excluding amortization of other assets which is presented separately.

Income

Net revenues. Net revenues in the three and six month periods ended June 30, 2004 and 2003 of the Other Holdings and Corporate Operations segment, in the amount of $1.8 million and $3.6 million compared to $1.9 million and $3.6 million, consisted of sales of products and services by our subsidiaries, mainly Galil Medical. In the three and six month periods ended June 30, 2004, Galil Medical recorded revenues of $1.7 million and $3.4 million, compared to $1.9 million and $3.5 million in the same periods of 2003. Following the formation of Oncura as a result of the merger of the urology therapy units of Galil Medical and Amersham in July 1, 2003, Galil Medical's revenues derived mainly from the supply of cryo products and R&D services to Oncura, in which it has a 25% ownership interest.

Share in net losses of affiliated companies. Our share in net losses of affiliated companies resulted from our holdings in certain companies that are accounted for under the equity method (see above under "Basis of Presentation"). The share in net losses of affiliated companies in the three and six month periods ended June 30, 2004 amounted to $1.7 million and $2.1 million, compared to $3.9 million and $6.9 million in the same period in 2003. The decrease in our share in net losses of our affiliated companies in the reported periods of 2004 resulted mainly from our share in the net income reported for the first time by Given Imaging, the sale of our holding in KIT eLearning in the first quarter of 2004 and the decrease in our share in the net losses of some of our group companies whose losses decreased, in particular, ChipX, Oren Semiconductor and AMT. The above decrease was partially offset mainly as a result of $2.0 million loss representing the funding of NetVision's previous years' losses and the increase in our share in the net losses of Wavion.

      Highlights of the Results of Operations of Our Major Affiliates:

      Elbit Systems Ltd. (Nasdaq: ESLT) (a 19.6% holding as of June 30, 2004). As described under "Recent Developments", on July 28, 2004 we completed the sale of all of our holdings in Elbit Systems. Accordingly, the second quarter of 2004 was the last quarter in which we reported our share in the net income of Elbit Systems which amounted to $2.2 million and $4.7 million in the three and six month periods ended June 30, 2004, compared to $1.8 million and $4.3 million in the same periods of 2003.

      Given Imaging (Nasdaq: GIVN) (a 15% holding directly and indirectly through RDC as of June 30, 2004). Given Imaging, a medical device company that developed and markets a disposable miniature video camera for visualizing the gastrointestinal tract, reached record sales of $15.5 million and $28.2 million in the three and six month periods ended June 30, 2004, an increase of 60% and 54% over the revenues recorded in the same periods of 2003 of $9.7 million and $18.3 million. During the second quarter, total capsules sold reached a record of 22,500, 87% higher than the second quarter of 2003. Given Imaging's gross profit increased to 75.5% and 73.4% of revenues in the three and six month periods ended June 30, 2004, compared to 65.3% and 66.2% in 2003 and it reported for the first time in its history net income of $0.9 million and $0.3 million in the three and six month periods ended June 30, 2004, compared to net loss of $3.3 million and $7.0 million in the same periods of 2003. As described under "Recent Developments" Given Imaging completed during the second quarter a secondary offering to the public in which it raised $44.4 million.

      During the second quarter of 2004 Given Imaging entered into an exclusive sales representation and co-promotion agreement with Ethicon Endo-Surgery, Inc., a Johnson & Johnson company, according to which Ethicon will have exclusive rights to market Given Imaging's Esophageal Capsule in the United States following clearance from the U.S. Food and Drug Administration. This agreement may be expanded to other countries, except Japan.

      Oncura (a 25% holding by Galil). Oncura commenced its operations on July 1, 2003 following the completion of the merger of the urology therapy units of Galil and Amersham which created Oncura. Oncura markets and sells therapeutic device systems and related consumables used primarily in the performance of minimally-invasive, urologic cancer treatment. Oncura's revenues in the three and six month periods ended June 30, 2004 amounted to $16.2 million and $33.5 million and its net loss amounted to $0.5 million and $0.2 million.

      Notal Vision (a 26% holding). Notal Vision, a medical device company operating in the field of early detection of Age Related Macular Deterioration (AMD), recorded in the three and six month periods ended June 30, 2004 revenues of approximately $40 thousand and $0.3 million, compared to no revenue in the same periods in 2003 and its net loss decreased to $0.6 million and $0.9 million, compared to $0.7 million and $1.3 million in the same periods in 2003.

      NetVision (a 46% holding). The other major shareholder of NetVision is our controlling shareholder, DIC, which also holds 46% of NetVision, following DIC's purchase of the NetVision shares from Tevel, in March 2004. NetVision provides Internet services and solutions in Israel. NetVision continues to experience increased competition in gaining broadband communication market share, resulting from the transition of customers to broadband communication, however, NetVision revenues increased in the three and six month periods ended June 30, 2004 by 13% and 14% to $17.1 million and $33.6 million from $15.1 million and $29.5 million in the same periods in 2003 and its customer base at June 30, 2004 reached approximately 374,000 (of which approximately 187,000 were broadband) compared to 338,000 at the end of the second quarter of 2003 (of which approximately 95,000 were broadband). NetVision's operating income increased by 101% and 173% to $2.7 million and $4.8 million in the three and six month periods ended June 30, 2004 compared to $1.3 million and $1.7 million in the same periods in 2003 and its net income increased to $1.8 million and $2.4 million in the three and six month periods ended June 30, 2004 compared to $0.7 million and $0.6 million in the same period in 2003. NetVision's operating currency is the New Israeli Shekel (NIS) and accordingly, all figures above are translations for convenience purposes of NetVision's NIS figures into US dollars at the representative rate of exchange prevailing at June 30, 2004 according to which $1.00 equaled NIS 4.497. NetVision future period results will be affected by the competitive broadband market environment, which will affect market prices and penetration costs.

      On March 30, 2004, NetVision filed a request with the Israeli Securities Authority and the Tel Aviv Stock Exchange ("TASE") for a proposed initial public offering of its shares on the TASE. The request is a preliminary step in the proposed offering and there is no assurance that the proposed offering will take place and NetVision is considering, in parallel, alternative venues to enable it to further grow its business.

      During the first quarter of 2004, we and DIC granted NetVision a $2.0 million loan each, in order to enable NetVision to repay a portion of its line of credit to a lending bank. The loan was scheduled to be repaid in July 2004 and was extended. As a result of the extension of the repayment period and the delay in executing the public offering and in accordance with EITF
      02-18, we recorded the $2.0 million loan as a loss, representing the funding of NetVision's previous years losses. In July 2004 we and DIC granted NetVision an additional loan in the amount of $1.9 million each, in order to enable NetVision to repay the remainder of its line of credit to the bank.

      On August 3, 2004, NetVision received a license from the Israeli Ministry of Communications to provide international telephony services, which NetVision intends to provide through VoIP (Voice over IP) technology.

      Wavion (a 38% holding). Wavion is a developer of broadband wireless access systems for wireless LANs. In 2002 and in the beginning of 2003, as a result of the downturn in the broadband wireless communications market, which delayed the release of Wavion's products, Wavion significantly reduced its research and development expenses and began to sell subcontracting services for the development of wireless sub-systems. In the second half of 2003, Wavion completed a financing round in which it raised $12.5 million, as a result of which Wavion directed resources away from its subcontracting activities to R&D activities and its revenues in the three and six month periods ended June 30, 2004 decreased to $0 million and $0.1 million, compared to $0.5 million and $1.3 million in the same periods in 2003. The increase in its research and development costs resulted in an increase in Wavion's net loss which amounted to $1.4 million and $3.1 million in the three and six month periods ended June 30, 2004 compared to $0.2 million and $0.1 million in the same periods in 2003.

      ChipX (a 27% holding). ChipX is a manufacturer of late stage programmable application-specific integrated circuits, or structured ASICs. ChipX's revenues in the three and six month periods ended June 30, 2004, increased by $0.6 million and $1.4 million, or 18% and 22%, to $3.9 million and $7.8 million, from $3.3 million and $6.4 million in the same periods in 2003, primarily due to the launch of new products and the recovery in the semiconductor industry, and its net loss in the three and six month periods ended June 30, 2004 decreased to $1.5 million and $3.0 million compared to $2.2 million and $4.6 million in the same periods in 2003. In March 2004, ChipX raised $12.0 million in a private placement, led by a new investor, Vantage Point Venture Partners, the proceeds of which will be used to finance its sales, marketing and development investments in its structured ASIC technology.

      Oren Semiconductor (a 41% holding). Oren is a developer of integrated circuits for digital broadcasting. In the three and six month periods ended June 30, 2004, Oren's revenues were $0.7 million and $1.7 million compared to $1.2 million and $1.7 million in the same periods in 2003. The decrease in revenues during the three month period was mainly as a result of a decrease in product revenues due to longer sale cycle and delay in product development. The decrease was offset by increase in revenues from development projects. Oren's net loss in the three and six month periods ended June 30, 2004 was $0.7 million and $1.7 million compared to $1.4 million and $2.9 million in the same periods in 2003 mainly as a result of decrease in operating expenses.

      AMT (a 40% holding). The AMT group develops technologies and products based on amorphous metals. AMT's two main operating companies are AHT, which uses amorphous metals for heating products, and Confirm Technology (formerly, ACS), which uses amorphous metals for identification, authentication and anti-shoplifting solutions. During the second quarter of 2004, AMT raised $6.0 million (see under "Recent Developmments").

      In the three and six months ended June 30, 2004, AHT recorded revenues of $0.3 million and $0.5 million, compared to $0.2 million and $0.3 million in the same period of 2003 and its net loss amounted to $0.4 million and $0.7 million, compared to $0.5 million and $0.9 million in the same periods of 2003.

      Confirm Technology recorded in the three and six months ended on June 30, 2004 revenues of $0.2 million and $0.4 million, compared to $0.1 million and $0.2 million in the same periods of 2003 and its net loss amounted to $0.3 million and $0.6 million, compared to $0.3 million and $0.7 million in the same periods of 2003.

Despite the decrease in our share in the net losses from our group companies, we expect that most of our group companies will continue to recognize losses in future periods, as they invest significant resources in research and development and sales and marketing activities and have not yet generated significant revenues. Therefore, we anticipate that our share in the results of these companies will continue to negatively affect our results of operations. In addition, following the completion of the sale of our holding in Elbit Systems in the third quarter of 2004, and in light of expected investments in new and existing companies, our share in net losses of our group companies is expected to increase.

Results of operations of significant group companies which are accounted for other than under the equity method of accounting. In addition to companies accounted for under the equity method, we have a significant investment in Partner (Nasdaq: PTNR), in which we hold approximately 9%, and which is accounted for as available-for-sale securities, whose results do not affect our results of operation. At June 30, 2004, the market value of our investment in Partner amounted to $123.7 million. Partner is a Global System for Mobile Communications, or GSM, mobile telephone network operator in Israel. The following are highlights of the results of operations of Partner for the three and six month periods ended June 30, 2004 (all figures below are convenience translations of Partners' nominal New Israeli Shekel (NIS) figures into US dollars at the rate of the exchange prevailing at June 30, 2004 according to which $1.00 equals NIS 4.497):

    o Partner's revenues in the three and six month periods ended June 30, 2004, increased by 16% and 17% to $279.0 million and $550.0 million from $239.5 million and $468.9 million in the same periods of 2003. Increased revenues for the second quarter of 2004 were driven primarily by a larger subscriber base and increasing minutes of use. Partner's subscriber base at the end of the second quarter of 2004 was 2,202,000, up 13% from 1,949,000 at the end of the second quarter of 2003.

    o Partner's operating income in the three and six month periods ended June 30, 2004 increased to $59.1 million and $111.4 million from $48.5 million and $77.5 million in the same periods in 2003, an increase of 22% and 44%. Operating income in the three and six month periods ended June 30, 2004, as a percentage of revenues, reached 21% and 20% versus 20% and 17% in the same periods in 2003.

    o Partner's net income in the three and six month periods ended June 30, 2004 was $29.7 million and $50.1 million compared to $34.5 million and $42.2 million in the same periods in 2003. Net income for the second quarter of 2004 was lower than the second quarter of 2003 since the second quarter of 2003 did not include a provision for income taxes as Partner did not record income taxes until the fourth quarter of 2003 when it recorded a deferred tax asset derived from its carryforward tax losses.

    Partner has a line of credit agreement with a consortium of banks that provides for borrowings of up to $583 million of which $348 million had been drawn as of June 30, 2004. The line of credit is guaranteed by shares held by the original shareholders of Partner, pro rata to their respective original holdings. All of the shares held by us as of June 30, 2004, amounting to approximately 15.9 million shares, are pledged by us in favor of the consortium of banks. We are taking steps in an effort to release these shares from the pledge, however there is no assurance that our effort will be successful in the near future. If and upon such release, and subject to receiving all the necessary regulatory approvals, we may sell all or some of these shares.

    On July 29, 2004, Partner received notification from the Ministry of Communications (the "Ministry") stating the Ministry is considering regulatory changes for reducing certain rates charged by cellular operators, which if adopted will have a material adverse effect on its earnings and financial position. The Ministry invited Partner to take part in a hearing process and to submit its position before August 29, 2004, which Partner intends to do. Partner rejects these proposals and will vigorously oppose their adoption. However, at this time Partner is unable to predict the outcome of the hearing process. As described above, Partner's results of operations do not affect our results of operation.

Gains from Disposal of Business and Affiliated Companies and Changes in Holdings in Affiliated Companies. Our gains from disposal of businesses and affiliated companies and changes in our holdings in affiliated companies amounted to $21.8 million and $27.9 million in the three and six month periods ended June 30, 2004 compared to $0.9 million and $1.3 million in the same periods in 2003. The gain in the second quarter of 2004 resulted primarily from the following: (i) a $15.2 million gain (which after minority interest and income taxes amounted to $6.7 million) resulting from the sale of 300,000 shares of Given Imaging by RDC and the decrease in our direct and indirect interest in Given Imaging following Given Imaging's secondary public offering; (ii) a gain of $5.8 million (which after minority interest and income taxes amounted to $1.4 million) resulting from the purchase by RDC of treasury shares amounting to approximately 3% of its outstanding shares from one of its shareholders (a former senior executive of RDC) in consideration for distribution of 200,000 shares of Given Imaging; and
(iii) a gain of $0.6 million resulting from the exercise of a call option granted to the chairman of our board of directors to purchase 21,751 shares of Given Imaging for the aggregate exercise price of approximately $49 thousand. The gain in the six month period ended June 30, 2004 also included a $5.3 million gain from the sale of our share of KIT eLearning, a provider of online academic programs, to a subsidiary of Laureate Education, Inc. (formerly known as Sylvan Learning Systems) (Nasdaq: LAUR), a global leader in higher education, for a cash payment of $9.4 million (from which we received $5.7 million) and a future payment of up to an additional $10.0 million based on future earnings of KIT in 2006 and 2007 (from which our share will be up to $5.7 million).

The gain in the three and six month periods ended June 30, 2003 resulted primarily from the sale of 227,500 and 320,000 shares of Given Imaging held by RDC in the respective periods.

Other Income, net. Other income, net, of the other holdings and corporate operations segment amounted to $1.7 million and $4.2 million in the three and six months period ended June 30, 2004 compared to $7.3 million and $6.1 million in same period in 2003. The gain in the second quarter of 2004 resulted mainly from a $1.9 million gain, before tax, from the sale of 271, 812 shares of Zix which were received in consideration for ESW's assets and business sold to Zix in 2003. The gain in the six month period ended June 30, 2004 also included a $3.1 million gain, before tax, from the sale of 362,416 shares of Zix during the first quarter of 2004 which was partially offset by $0.5 million, representing the funding of 3DV's previous years' losses. The gain in both of the three and six month periods ended June 30, 2003 was primarily due to a $5.0 million gain, before tax, from the sale of 3,500,000 shares of Partner for consideration of approximately $15.3 million, and due to a $2.0 million gain, before tax, from the sale of all the shares of 24/7 Real Media shares (Nasdaq: TFSM), received in consideration for the sale of the main assets and business of our subsidiary Vflash to 24/7 Real Media in 2002, for total consideration of approximately $5.2 million. For the six months ended June 30, 2003 the gain was partially offset by $1.2 million of write-downs mainly with respect to our investments in Cellenium.

Expenses

Cost of revenues. Cost of revenues consisted primarily of expenses related to salaries and hardware associated with delivering products and services of our subsidiaries, mainly Galil Medical. Cost of revenues of the Other Holdings and Corporate Operation segment in the three and six month periods ended June 30, 2004 amounted to $1.2 million and $2.3 million, compared to $0.6 million and $1.5 million in the same periods in 2003.

Operating expenses. Operating expenses are comprised of research and development expenses, sales and marketing and general and administrative expenses of our and RDC's corporate operations and of our subsidiaries. The following table sets forth the segment operating expenses. The operating expenses presented below for the three and six months ended June 30, 2003 exclude amortization of other assets in the amount of $0.1 million and $0.2 million, which also constitute part of operating expenses under US GAAP but for presentation purposes is included as a separate item:

                                               Three months ended June 30,               Six months ended June 30,
                                               --------------------------               --------------------------
                                               2004                 2003                 2004                 2003
                                               --------------------------               --------------------------
                                                                        (millions of $)
      Corporate                                 1.7                 1.7                  3.7                  3.2
      Galil Medical                             0.6                 3.6                  1.4                  7.4
      MediaGate                                   -                 0.8                    -                  2.0
      Starling                                  0.1                   -                  0.5                    -
      3DV                                       0.4                   -                  0.8                    -
      Other                                     0.6                 0.3                  2.6                  0.6
                                                ---                 ---                  ---                 ----
                                                3.4                 6.4                  9.0                 13.2
                                                ---                 ---                  ---                 ----

Our corporate operating costs were $1.7 million and $3.7 million in the three and six month periods ended June 30, 2004, compared to $1.7 million and $3.2 million in the same periods of 2003. The increase in the corporate costs in the six month period resulted mainly from the increase of $0.5 in costs related to the company's employee stock option plans and call options in favor of employees and officers to purchase shares of affiliated companies.

Operating expenses of Galil Medical in the three and six month periods ended June 30, 2004 decreased to $0.6 million and $1.4 million from $3.6 million and $7.4 million in the same periods in 2003 and its operating loss decreased to $0 million and $0.2 million compared to $2.4 million and $5.1 million in the same periods in 2003. The decrease in Galil Medical's operating expenses and operating loss was mainly due to the merger of the urology therapy units of Galil Medical and Amersham which resulted in a significant decrease in Galil Medical's marketing and selling expenses. Galil plans to continue developing its cryotherapy technology for application in other health care fields, and to supply Oncura manufacturing and research and developments services on a cost plus basis. Galil Medical's results of operations will be affected in the future quarters by the extent of future research and developments activities for the development of new cryotherapy applications.

The decrease in MediaGate's operating expenses is as a result of the sale of its assets and business to Telrad at the end of 2003, following which MediaGate ceased its operations.

Other operating expenses include mainly the operating expenses of RDC. The increase in other operating expenses in the reported periods ended June 30, 2004 was primarily due to the increase of $0.5 million and $2.4 million in costs related to RDC's employee stock option plans and the increase in the fair value of call options to purchase shares of affiliated companies.

Income Taxes. Income taxes, net, in the three and six month periods ended June 30, 2004 were $7.5 million and $8.2 million, which included in the six month period mainly $6.7 million of income taxes with respect to the gain resulted from the secondary public offering of Given Imaging and the purchase of treasury stock in RDC in consideration for distribution of Given Imaging's shares and $1.7 million from the sale of Zix shares.

Income taxes, net, in the three and six month periods ended June 30, 2003 were $2.2 million and $1.8 million, which included in the six month period mainly $3.4 million of income taxes with respect to the sale of Partner's, Given Imaging's and 24/7 Real Media's shares and a tax benefit of $1.7 million mainly with respect to corporate losses.

LIQUIDITY AND CAPITAL RESOURCES

Consolidated cash, debentures and deposits at June 30, 2004, were approximately $82.9 million compared with $113.9 million at December 31, 2003. At June 30, 2004, the corporate cash, debentures and deposits were $69.5 million compared with $106.6 million at December 31, 2003. The decrease in consolidated and corporate cash and other liquid instruments resulted primarily from the repayment of approximately $40.5 million loans of Elron Telesoft and ESW. The total bank loan of ESW and Elron TeleSoft, substantially all of which are guaranteed by us, amounted to $27.7 million at June 30, 2004 compared to $67.5 million at December 31, 2003.

The main sources of corporate cash and other liquid instruments in the six month period ended June 30, 2004, were $5.7 million of proceeds from the sale of all of our shares in KIT eLearning, $7.0 million proceeds from the sale of Zix shares (of which $2.8 million in the second quarter of 2004) and a $1.7 million dividend received from Elbit Systems.

The main uses of the corporate cash and other liquid instruments in the six month period ended June 30, 2004, were the $40.5 million repayment of bank loans, $8.3 million of investments in our group companies and a $2.0 million loan granted to NetVision in the first quarter of 2004. Investment in the first quarter amounted to $3.8 million which included mainly $2.6 million in ChipX. Investment in the second quarter amounted to $4.5 million, which includes mainly a $2.8 million investment in AMT.

Consolidated working capital at June 30, 2004 amounted to $42.0 million compared to $57.0 million at December 31, 2003.

Consolidated loans at June 30, 2004, were approximately $35.4 million, of which $27.7 million were attributed to Elron TeleSoft and ESW. During the first quarter of 2004, we refinanced Elron TeleSoft's and ESW's loans. As part of this refinancing we repaid approximately $40.5 million to the lending banks out of $67.5 million outstanding at December 31, 2003. The lending terms, including interest and maturity dates were not significantly changed. The majority of the remaining loans are guaranteed to banks by us and of which $3.5 million is also secured by a pledge on our debentures and deposits. In connection with some of Elron TeleSoft's bank loans, we have also provided to the lending bank a comfort letter pursuant to which we undertook not to reduce our holding beyond a certain percentage.

In connection with the credit lines granted to NetVision, we and DIC, provided letters of comfort to the lending banks pursuant to which we jointly undertook not to reduce our joint holdings beyond a certain percentage. The amount outstanding under NetVision's credit lines at June 30, 2004, was approximately $16.2 million. In March 2004 and in July 2004, we granted NetVision a $2.0 million loan and $1.9 million, respectivelly, in order to enable NetVision to repay its line of credit to a lending bank.

MediaGate's bank loan in the amount of approximately $2.6 million has been secured by a first ranking pledge over the future proceeds to be received as royalties as a consideration for the sale of its technology to Telrad.

All of Partner's shares held by us as of June 30, 2004, amounting to approximately 15.9 million shares, are pledged by us in favor of Partner's consortium of banks.

Subsequent to June 30, 2004 and through August 10, 2004, we have invested an additional aggregate amount of approximately $21.5 million in our group companies, including $19.2 million in Given Imaging and $1.9 million loan to NetVision.

On July 28, 2004, upon the closing of the sale of our holdings in Elbit Systems, we received the proceeds from the sale of approximately $197 million.

Our investment policy for manging our funds is in general to invest in time deposits and U.S. government securities with high liquidity.

We believe that our existing capital will be sufficient to fund our and our subsidiaries' operations and our investment plan in existing and new companies for at least the next twelve months.

Shareholders' equity at June 30, 2004, was approximately $303.4 million representing approximately 71% of the total assets compared with $296.1 million representing approximately 66% of total assets at December 31, 2003.


                                    # # # # #

                                  [ELRON LOGO]













                         CONDENSED INTERIM CONSOLIDATED
                              FINANCIAL STATEMENTS

                               As of June 30, 2004
                                   (Unaudited)

                        ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES


                         CONDENSED INTERIM CONSOLIDATED


                              FINANCIAL STATEMENTS


                               AS OF JUNE 30, 2004


                                    UNAUDITED


                                      INDEX




                                                                                                  Page
                                                                                            ----------------
 Consolidated Balance Sheets                                                                     1-2

 Consolidated Statements of Operations                                                            3

 Statements of Shareholders' Equity                                                              4-5

 Consolidated Statements of Cash Flows                                                           6-7

 Notes to the Consolidated Financial Statements                                                  8-18

 Annex to the Consolidated Financial Statements                                                   19


                        - - - - - - - - - - - - - - - - -
                      - - - - - - - - - - - - - - - - - - -

           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES


CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data


                                                                                    June 30,    December 31,
                                                                                     2004           2003
                                                                                  ------------  ------------
                                                                                  Unaudited       Audited
                                                                                  ------------  ------------
    ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                                        $ 75,769   $ 83,906
  Short-term investments                                                              8,829     37,158
  Trade receivables, net*                                                             5,624      5,016
  Other receivables and prepaid expenses*                                             1,753      2,516
  Inventories and contracts-in-progress                                               2,238      1,471
                                                                                   --------   --------
Total current assets                                                                 94,213    130,067
                                                                                   --------   --------
LONG-TERM ASSETS
  Investments in affiliated companies (See Note 3h)                                 168,883    156,819
  Investments in other companies and long-term receivables*                         129,084    128,799
  Debentures and bank deposits                                                            -        700
  Deferred taxes                                                                          -      1,871
  Severance pay deposits                                                              2,591      2,144
                                                                                   --------   --------
Total long-term assets                                                              300,558    290,333
                                                                                   --------   --------

PROPERTY AND EQUIPMENT, NET                                                           8,561      8,317
                                                                                   --------   --------

INTANGIBLE ASSETS
  Goodwill                                                                           12,019     12,019
  Other intangible assets                                                            10,396      9,968
                                                                                   --------   --------

                                                                                     22,415     21,987
                                                                                   --------   --------

Total assets                                                                       $425,747   $450,704
                                                                                   ========   ========


* Includes receivables from related parties in the aggregate amount of $2,899 and $3,684 as of June 30, 2004 and December 31, 2003, respectively.


The accompanying notes are an integral part of the financial statements.

              ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES


CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

                                                                                              June 30,      December 31,
                                                                                                2004           2003
                                                                                              ---------      ---------
                                                                                              Unaudited       Audited
                                                                                              ---------      ---------
    LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Short-term loans from banks and others                                                      $  19,519      $  11,986
  Current maturities of long-term loans from banks and others                                    11,821         44,021
  Trade payables                                                                                  2,753          3,408
  Other payables and accrued expenses                                                            18,085         13,620
                                                                                              ---------      ---------

Total current liabilities                                                                        52,178         73,035
                                                                                              ---------      ---------
LONG-TERM LIABILITIES
  Long-term loans from banks and others                                                           4,044         17,221
  Accrued severance pay and retirement obligations                                                3,668          2,850
  Deferred taxes                                                                                 39,979         40,684
  Other                                                                                              22            103
                                                                                              ---------      ---------

Total long-term liabilities                                                                      47,713         60,858
                                                                                              ---------      ---------

MINORITY INTEREST                                                                                22,501         20,681
                                                                                              ---------      ---------

SHAREHOLDERS' EQUITY:
  Ordinary shares of NIS 0.003 par value; Authorized - 35,000,000 shares as of
    June 30, 2004 and December 31, 2003; Issued and outstanding - 29,220,345 and 29,206,845 shares as of June 30, 2004 and December 31,
    2003, respectively                                                                            9,572          9,572
  Additional paid-in capital                                                                    267,518        267,113
  Accumulated other comprehensive income                                                         49,411         51,792
  Accumulated deficit                                                                           (23,146)       (32,347)
                                                                                              ---------      ---------

Total shareholders' equity                                                                      303,355        296,130
                                                                                              ---------      ---------

Total liabilities and shareholders' equity                                                    $ 425,747      $450,704
                                                                                              =========      =========




The accompanying notes are an integral part of the financial statements.

                  ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES


CONSOLIDATED STATEMENTS OF OPERATIONS
-------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

                                                    Six months ended            Three months ended
                                                        June 30,                     June 30,                Year ended
                                               ---------------------------  ---------------------------     December 31,
                                                  2004           2003           2004          2003              2003
                                               ------------   ------------  -------------  ------------     --------------
                                                                      Unaudited                                Audited
                                               --------------------------------------------------------     --------------

 INCOME
   Net revenues*                               $     7,001    $     7,831   $     3,576    $     4,044      $   16,547
   Equity in losses of affiliated
     companies                                      (2,098)        (6,873)       (1,709)        (3,919)         (8,698)
   Gain from disposal of businesses and
     affiliated companies and changes in
     holdings in affiliated companies, net          27,901          1,259        21,821            888          25,754
   Other income, net                                 4,187          6,060         1,750          7,283          14,665
                                               ------------   ------------  -------------  ------------     -----------
                                                    36,991          8,277        25,438          8,296          48,268
                                               ------------   ------------  -------------  ------------     -----------
 COSTS AND EXPENSES
   Cost of revenues                                  4,489          4,292         2,434          1,984          10,198
   Research and development costs, net               1,570          2,437           556          1,166           3,787
   Marketing and selling expenses, net               1,190          6,190           624          2,897           7,763
   General and administrative expenses               7,644          5,911         2,989          3,067          13,923
   Amortization of intangible assets                   390            588           196            292           1,073
   Financial expenses, net                             102          1,012            57            788             753
                                               ------------   ------------  -------------  ------------     -----------

                                                    15,385         20,430         6,856         10,194          37,497
                                               ------------   ------------  -------------  ------------     -----------

 Income (loss) before income taxes                  21,606        (12,153)       18,582         (1,898)         10,771
 Income taxes                                       (8,154)        (1,838)       (7,512)        (2,204)         (6,834)
                                               ------------   ------------  -------------  ------------   -------------
 Income (loss) from continuing operations
   after income taxes                               13,452        (13,991)       11,070         (4,102)          3,937
 Minority interest in losses (income) of
   subsidiaries                                     (3,895)         3,653        (5,535)         1,681         (10,907)
                                               ------------   ------------  -------------  ------------   -------------

 Income (loss) from continuing operations            9,557        (10,338)        5,535         (2,421)         (6,970)
 Loss from discontinued operations                    (356)        (3,001)          (56)        (1,648)           (235)
                                               ------------   ------------  -------------  ------------   -------------

 Net income (loss)                             $     9,201    $   (13,339)  $     5,479    $    (4,069)    $    (7,205)
                                               ============   ============  =============  ============   =============

 Income (loss) per share:
   Basic :
   Income (loss) from continuing operations    $      0.33   $      (0.35)  $      0.19    $     (0.08)    $     (0.24)
   Loss from discontinued operations                 (0.01)         (0.10)           -           (0.06)          (0.01)
                                               ------------   ------------  -------------  ------------   -------------

   Net income (loss)                           $      0.32   $      (0.45)  $      0.19    $     (0.14)    $     (0.25)
                                               ============   ============  =============  ============   =============
   Diluted:
   Income (loss) from continuing operations    $      0.32   $      (0.35)  $      0.19    $     (0.08)    $     (0.24)
   Loss from discontinued operations                 (0.01)         (0.10)           -           (0.06)          (0.01)
                                               ------------   ------------  -------------  ------------   -------------

   Net income (loss)                           $      0.31   $      (0.45)  $      0.19    $     (0.14)    $     (0.25)
                                               ============   ============  =============  ============   =============

 Weighted average number of ordinary
   shares used in computing basic net
   income (loss) per share (thousands)              29,211         29,183        29,212         29,185          29,194
                                               ============   ============  =============  ============   =============
 Weighted average number of ordinary
   shares used in computing diluted net
   income (loss) per share (thousands)              29,323         29,183        29,340         29,185          29,194
                                               ============   ============  =============  ============   =============

* Includes revenues from related parties in the amount of $4,303 and $448 for the six months ended June 30, 2004 and 2003, respectively, and $2,065 and $283 for the three months ended June 30, 2004 and 2003 respectively, and $4,156 for the year ended December 31, 2003.

The accompanying notes are an integral part of the financial statements.

              ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

STATEMENTS OF SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

                                                                                                             Accumulated
                                                                                                               other
                                                            Number of        Share          Additional      comprehensive
                                                              shares        capital       paid-in capital      income
                                                          -------------- ------------     ---------------   -------------
Audited
Balance as of January 1, 2003                              29,180,970     $    9,572       $   267,482      $     7,529
Exercise of options                                            25,875              -               177                -
Changes in additional paid-in capital in affiliated
  companies                                                         -              -              (932)               -
Amortization of deferred stock compensation                         -              -               386                -
Other comprehensive income (loss), net of tax:
  Unrealized gains on available-for-sale securities                 -              -                 -           55,960
  Reclassification adjustment for gain realized
    included in net loss                                            -              -                 -          (11,113)
  Foreign currency translation adjustment                           -              -                 -             (304)
  Unrealized loss on derivative instrument in affiliated
    company                                                         -              -                 -             (108)
  Minimum pension liability in affiliated company                   -              -                 -             (172)
Net loss                                                            -              -                 -                -
                                                          -----------    -----------      ------------     ------------

Balance as of December 31, 2003                            29,206,845    $     9,572      $    267,113      $    51,792

Total comprehensive income
Unaudited
Exercise of options                                            13,500              -                93                -
Amortization of deferred stock compensation                         -              -               312                -
Other comprehensive income (loss), net of tax:
  Unrealized gains on available-for-sale securities                 -              -                 -              552
  Reclassification adjustment for gain realized
    included in net income                                          -              -                 -           (3,309)
  Foreign currency translation adjustment                           -              -                 -              292
  Unrealized gain on derivative instrument in
    affiliated company                                              -              -                 -               84
Net income                                                          -              -                 -                -
                                                           ----------    -----------      ------------    -------------

Balance as of June 30, 2004                                29,220,345    $     9,572      $    267,518    $      49,411
                                                           ==========    ===========      ============    =============
Total comprehensive income

Unaudited
Balance as of January 1, 2003                              29,180,970    $     9,572      $    267,482    $       7,529
 Exercise of options                                           22,500              -               154                -
 Changes in  additional  paid-in  capital in affiliated
  companies                                                         -              -             1,278                -
Amortization of deferred stock compensation                         -              -               126                -
Other comprehensive income (loss), net of tax:
  Unrealized gains on available-for-sale securities                 -              -                 -           19,370
  Reclassification adjustment for gain realized
    included in net loss                                            -              -                 -           (4,155)
  Foreign currency translation adjustment                           -              -                 -             (353)
  Unrealized gain on derivative instruments in
    affiliated company                                              -              -                 -              427
Net loss                                                            -              -                 -                -
                                                           ----------    -----------      ------------    -------------

Balance as of June 30, 2003                                29,203,470    $     9,572      $   269,040     $      22,818
                                                           ==========    ===========      ===========     =============
Total comprehensive income



                                                                                   Total           Total
                                                             Accumulated       shareholders'    comprehensive
                                                                deficit           equity          income
                                                          ---------------   -----------------  --------------
Audited
Balance as of January 1, 2003                                $  (25,142)      $   259,441
Exercise of options                                                   -               177
Changes in additional paid-in capital in  affiliated
  companies                                                           -              (932)
Amortization of deferred stock compensation                           -               386
Other comprehensive income (loss), net of tax:
  Unrealized gains on available-for-sale securities                   -            55,960        $    55,960
  Reclassification adjustment for gain realized
    included in net loss                                              -           (11,113)           (11,113)
  Foreign currency translation adjustment                                            (304)              (304)
  Unrealized loss on derivative instrument in affiliated
    company                                                           -              (108)              (108)
  Minimum pension liability in affiliated company                     -              (172)              (172)
Net loss                                                         (7,205)           (7,205)            (7,205)
                                                            -----------       -----------        -----------

Balance as of December 31, 2003                             $   (32,347)      $   296,130
                                                                                                 $    37,058
Total comprehensive income                                                                       ===========
Unaudited
Exercise of options                                                   -                93
Amortization of deferred stock compensation                           -               312
Other comprehensive income (loss), net of tax:
  Unrealized gains on available-for-sale securities                   -               552        $       552
  Reclassification adjustment for gain realized
    included in net income                                            -            (3,309)            (3,309)
  Foreign currency translation adjustment                             -               292                292
  Unrealized gain on derivative instrument in
    affiliated company                                                -                84                 84
Net income                                                        9,201             9,201              9,201
                                                           ------------       -----------        -----------

Balance as of June 30, 2004                                $    (23,146)      $   303,355
                                                           ============       ===========
Total comprehensive income                                                                       $     6,820
                                                                                                 ===========
Unaudited
Balance as of January 1, 2003                              $    (25,142)      $   259,441
 Exercise of options                                                  -               154
 Changes in  additional  paid-in  capital in affiliated
  companies                                                           -             1,278
Amortization of deferred stock compensation                           -               126
Other comprehensive income (loss), net of tax:
  Unrealized gains on available-for-sale securities                   -            19,370        $    19,370
  Reclassification adjustment for gain realized
    included in net loss                                              -            (4,155)            (4,155)
  Foreign currency translation adjustment                             -              (353)              (353)
  Unrealized gain on derivative instruments in
    affiliated company                                                -               427                427
Net loss                                                        (13,339)          (13,339)           (13,339)
                                                           ------------       -----------        -----------

Balance as of June 30, 2003                                $    (38,481)      $   262,949
                                                           ============       ===========
Total comprehensive income                                                                       $     1,950
                                                                                                 ===========



The accompanying notes are an integral part of the financial statements.

              ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

                                                                                                           Accumulated
                                                                                             Additional       other
                                                                  Number of         Share     paid-in     comprehensive
                                                                    shares         capital     capital         income
                                                               -------------    -----------  ----------   -------------
 Unaudited
 Balance as of April 1, 2004                                      29,211,345    $     9,572   $  267,327   $     54,096
  Exercise of options                                                  9,000              -           62
 Amortization of deferred stock compensation                               -              -          129
 Other comprehensive income (loss), net of tax:
   Unrealized losses on available-for-sale securities                      -              -            -         (3,406)
   Reclassification adjustment for gain realized included in
     net income                                                            -              -            -         (1,264)
   Foreign currency translation adjustment                                 -              -            -           (117)
   Unrealized gain on derivative instruments in affiliated
     companies                                                             -              -            -            102
 Net Income                                                                -              -            -              -
                                                                  ----------    -----------   ----------   ------------
 Balance as of June 30, 2004                                      29,220,345    $     9,572   $  267,518   $     49,411
                                                                  ==========    ===========   ==========   ============
 Total comprehensive income


 Unaudited
 Balance as of April 1, 2003                                      29,180,970    $     9,572   $  267,817   $      4,653
  Exercise of options                                                 22,500              -          154              -
  Changes in additional paid-in capital in affiliated
   companies                                                               -              -        1,001              -
 Amortization of deferred stock compensation                               -              -           68              -
 Other comprehensive income (loss), net of tax:
   Unrealized gains on available-for-sale securities                       -              -            -         22,238
   Reclassification adjustment for gain realized included in
     net loss                                                              -              -            -         (4,200)
   Foreign currency translation adjustment                                 -              -            -           (300)
   Unrealized gain on derivative instruments in affiliated
     companies                                                             -              -            -            427
 Net loss                                                                  -              -            -              -
                                                                  ----------    -----------   ----------   ------------
 Balance as of June 30, 2003                                      29,203,470    $     9,572   $  269,040   $     22,818
                                                                  ==========    ===========   ==========   ============
 Total comprehensive income


                                                                                     Total          Total
                                                                   Accumulated   shareholders'   comprehensive
                                                                     deficit         equity        income
                                                                   -----------   -------------   -------------
 Unaudited
 Balance as of April 1, 2004                                       $   (28,625)    $  302,370
  Exercise of options                                                        -             62
 Amortization of deferred stock compensation                                 -            129
 Other comprehensive income (loss), net of tax:
   Unrealized losses on available-for-sale securities                        -         (3,406)    $  (3,406)
   Reclassification adjustment for gain realized included in
     net income                                                              -         (1,264)       (1,264)
   Foreign currency translation adjustment                                   -           (117)         (117)
   Unrealized gain on derivative instruments in affiliated
     companies                                                               -            102           102
 Net Income                                                              5,479          5,479         5,479
                                                                   -----------     ----------     ---------
 Balance as of June 30, 2004                                      $    (23,146)    $  303,355
                                                                  ============     ==========
 Total comprehensive income                                                                       $     794
                                                                                                  =========

 Unaudited
 Balance as of April 1, 2003                                      $    (34,412)    $  247,630
  Exercise of options                                                        -            154
  Changes in additional paid-in capital in affiliated
   companies                                                                 -          1,001
 Amortization of deferred stock compensation                                 -             68
 Other comprehensive income (loss), net of tax:
   Unrealized gains on available-for-sale securities                         -         22,238     $  22,238
   Reclassification adjustment for gain realized included in
     net loss                                                                -         (4,200)       (4,200)
   Foreign currency translation adjustment                                   -            427           427
   Unrealized gain on derivative instruments in affiliated                                             (300)
     companies                                                               -           (300)
 Net loss                                                               (4,069)        (4,069)       (4,069)
                                                                   -----------     ----------     ---------
 Balance as of June 30, 2003                                      $    (38,481)    $  262,949
                                                                  ============     ==========
 Total comprehensive income
                                                                                                  $  14,096
                                                                                                  =========


The accompanying notes are an integral part of the financial statements.

                       ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
-------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

                                                                               Six months
                                                                             ended June 30,               Year ended
                                                                     -------------------------------     December 31,
                                                                          2004             2003              2003
                                                                     ---------------  --------------  -------------------
                                                                                Unaudited                  Audited
                                                                     -------------------------------  -------------------
Cash flows from operating activities
  Net income (loss)                                                      $  9,201       $(13,339)      $ (7,205)
  Adjustments to reconcile net income (loss) to net cash used in operating activities:
    Equity in losses of affiliated companies                                2,098          6,873          8,698
    Dividend from affiliated companies                                      1,719          1,407          2,971
    Minority interest in income (losses) of subsidiaries                    3,895         (3,653)        10,907
    Gain from disposal of businesses and affiliated companies and
      changes in holdings in affiliated companies, net                    (27,901)        (1,259)       (25,754)
    Gain from sale of investments in available for sale securities         (4,995)        (7,100)       (17,924)
    Gain from disposal of businesses including in discontinued
      operations                                                                -                        (4,137)
    Depreciation and amortization                                             957          2,142          3,573
    Decline in value of other investments                                     150          1,365          3,716
    Equity in losses of partnerships                                           31              -            547
    Amortization of deferred stock compensation and changes in
      liability in respect of call options                                  2,846            320          2,564
    Deferred taxes, net                                                     4,940          1,778          6,229
  Changes in operating assets and liabilities
    Decrease in trade receivables                                             349          3,293          3,491
    Decrease (increase) in other receivables and prepaid expenses             270           (347)         1,888
    Increase in trading securities, net                                         3             (3)            (4)
    Decrease (increase) in inventories and contracts-in-progress               79         (1,330)           589
    Decrease in trade payables                                             (1,201)        (1,507)        (2,009)
    Increase (decrease) in other payable and accrued expenses               2,807         (1,669)        (5,275)
    Other                                                                     655            661            652
                                                                         --------       --------       --------
Net cash used in operating activities                                      (4,097)       (12,368)       (16,483)
                                                                         --------       --------       --------

Cash flows from investing activities
  Investment in affiliated companies                                       (9,899)        (7,505)       (13,384)
  Proceeds from sale of KIT shares                                          5,706              -              -
  Proceeds from sale of Given Imaging shares                                9,073          8,899         13,878
  Cash and cash equivalents resulting from newly consolidated
    subsidiaries (schedule a)                                                 247              -              -
  Net decrease in cash and cash equivalents upon sale of
    businesses and subsidiaries (schedule b)                                    -              -         (6,148)
  Investment in other companies                                              (667)             -           (299)
  Collection of long term receivables                                           -              -            772
  Proceeds from sale of available for sale securities                       6,999         22,911         46,143
  Investments in held to maturity debentures and deposits                  (5,332)        (5,821)       (10,877)
  Proceeds from maturities of held to maturity debentures and
    deposits                                                               28,682          3,257          8,975
  Purchase of property and equipment                                         (436)          (336)          (547)
  Proceeds from sale of property and equipment                                 75            170            329
                                                                         --------       --------       --------
Net cash provided by investing activities                                  34,448         21,575         38,842
                                                                         --------       --------       --------
Cash flows from financing activities
  Proceeds from options exercised                                              93            154            177
  Receipt of long-term loans from banks                                       355          2,501          4,032
  Repayment of long-term loans                                            (40,621)          (135)        (6,200)
  Increase (decrease) in short-term bank loan, net                            411         (4,293)        (4,076)
  Repayment of loans from minority shareholders of a subsidiary              (444)        (2,499)        (4,246)
  Receipt of short-term loans from minority shareholders of a
    subsidiary                                                                316              -            904
  Receipt of convertible loans and long-term loans from minority
    shareholders of a subsidiary                                            1,649          2,957          3,055
  Issuance expenses in a subsidiary                                          (180)             -              -
  Dividend to minority shareholders of a subsidiary                           (67)             -              -
                                                                         --------       --------       --------

Net cash used in financing activities                                     (38,488)        (1,315)        (6,354)
                                                                         --------       --------       --------

Increase (decrease) in cash and cash equivalents                           (8,137)         7,892         16,005
Cash and cash equivalents at the beginning of the period                   83,906         67,901         67,901
                                                                         --------       --------       --------

Cash and cash equivalents at the end of the period                       $ 75,769       $ 75,793       $ 83,906
                                                                         ========       ========       ========

The accompanying notes are an integral part of the financial statements.

                       ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

                                                                            Six months
                                                                          ended June 30,                 Year ended
                                                              --------------------------------------    December 31,
                                                                    2004                 2003               2003
                                                              -----------------   ------------------ -------------------
                                                                            Unaudited                     Audited
                                                              -------------------------------------- -------------------
 Supplemental cash flow information:
  Cash paid for:
  Income taxes                                                 $           92      $           44     $           96
                                                              =================   ================== ===================

  Interest                                                     $          760      $          698     $        1,466
                                                              =================   ================== ===================


                                                                 Six months
                                                                    ended
                                                                  June 30,
                                                                    2004
                                                               ---------------
                                                                 (Unaudited)
                                                               ---------------
(a)      Cash and cash equivalents resulting from newly
           consolidated subsidiaries
           Assets acquired and liabilities assumed at the
             purchase date:
           Working capital deficiency, net (except cash
             and cash equivalents)                                   1,071
           Deposits                                                    (31)
           Property and equipment                                     (618)
           Intangible assets                                        (1,350)
           Long-term liabilities                                       354
           Investment at equity prior to acquisition                   678
           Minority interests                                          143
                                                               -----------
       Cash and cash equivalents acquired                       $      247
                                                               ===========

                                                                                             Year ended
                                                                                            December 31,
                                                                                                2003
                                                                                          -----------------
                                                                                              (Audited)
                                                                                          -----------------
 (b)     Net decrease in cash and cash equivalents upon sale of business and subsidiaries
           Assets and liabilities at date of sale:
           Working capital deficiency, net (except cash and
             cash equivalents)                                                               $   (708)
           Property and equipment                                                               1,274
           Intangible assets                                                                    6,532
           Deferred tax liability                                                                (907)
         Gain resulting from sale of business                                                  22,833
         Securities received:
           Marketable securities                                                               (5,400)
           Other investments                                                                   (1,000)
           Investment in affiliated company                                                   (30,272)
           Liability incurred                                                                   1,500
                                                                                             --------
           Cash and cash equivalents paid                                                    $ (6,148)
                                                                                             ========

The accompanying notes are an integral part of the financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 1:- GENERAL

         The accompanying unaudited condensed interim consolidated financial statements have been prepared as of June 30, 2004, and for the six months and three months then ended in accordance with accounting principles generally accepted in the United States (U.S. GAAP) relating to the preparation of financial statements for interim periods. Accordingly, certain information and disclosures normally included in financial statements prepared in accordance with U.S. GAAP but which are not required for interim reporting purposes, have been condensed or omitted. See Note 9 for the reconciliation from U.S. GAAP to accounting principles generally accepted in Israel ("Israeli GAAP").

         These financial statements should be read in conjunction with the Company's annual financial statements and accompanying notes as of December 31, 2003 included in the Company's Annual Report on Form 20F ("the Company's annual financial statements").

         Comparative data in these financial statements for the three months and six months ended June 30, 2003 have been restated - see
         Note 3(i).

         The condensed interim consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the period presented.

         Results for the three months and six months periods ended June 30, 2004, are not necessarily indicative of the results that may be expected for the year ending December 31, 2004.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

         a. The significant accounting policies followed in the preparation of these financial statements are identical to those applied in preparation of the latest annual financial statements, except as follows:

                In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" ("FIN 46"). In December 2003, the FASB modified FIN 46 to make certain technical corrections and address certain implementation issues that had arisen. FIN 46 provides a new framework for identifying variable interest entities ("VIE") and determining when a company should include the assets, liabilities, noncontrolling interests and results of activities of a VIE in its consolidated financial statements.

                In general, a VIE is a corporation, partnership, limited-liability corporation, trust, or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that is unable to make significant decisions about its activities, or (3) has a group of equity owners that does not have the obligation to absorb losses or the right to receive returns generated by its operations.

                FIN 46 provides several exceptions to its scope, such as that an entity that is deemed to be a business need not be evaluated to determine if it is a VIE, unless one of the conditions specified in the Interpretation exists.

                FIN 46 requires a VIE to be consolidated by the party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) that will absorb a majority of the risk of loss from the VIE's activities, is entitled to receive a majority of the VIE's residual returns (if no other variable interests absorb a majority of the VIE's losses), or both.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)



                A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE's assets, liabilities and noncontrolling interests at fair value and subsequently account for the VIE as if it were consolidated based on a majority voting interest. FIN 46 also requires disclosures about VIEs that the variable interest holder is not required to consolidate but in which it has a significant variable interest.

                FIN 46 was effective immediately for VIEs created after January 31, 2003. For VIEs created before January 31, 2003, the provisions of FIN 46, as revised, were adopted in the first quarter of 2004. The adoption of FIN 46 did not have significant effect on the Company's financial statements. For additional information on the Company's VIEs, see Note 4.

         b.     RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

                In July 2004, the EITF reached a consensus on Issue No. 02-14, "Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock if the Investor has the Ability to Exercise Significant Influence over the Operating and Financial Policies of the Investee" ("EITF 02-14"). EITF 02-14 states that the Company must apply the equity method of accounting to investments in common stock and in-substance common stock" if it has the ability to exercise significant influence over the operating and financial policies of the investee. EITF 02-14 defines in-substance common stock as an investment with similar risk and reward characteristics to common stock. The provisions of EITF 02-14 are effective in the fourth quarter of 2004. The Company is currently evaluating the effects of the provisions of EITF 02-14 on its financial statements.

         c. The financial statements have been prepared in U.S. dollars, since the functional currency of the Company and its principal subsidiaries is the U.S. dollar.

NOTE 3:- MAJOR TRANSACTIONS

         a.     ChipX ("ChipX") (formerly : CHIP EXPRESS CORPORATION)

                On March 4, 2004, ChipX completed a private placement in which it issued 7,594,928 redeemable preferred shares in consideration for $12,000. Elron purchased 1,632,564 redeemable preferred shares in consideration for approximately $2,600. As a result, Elron's interest in ChipX decreased from approximately 33% to approximately 27%. The aforementioned transaction had no effect on Elron's results of operations.

         b.     K.I.T. eLEARNING B.V ("KIT")

                On March 31, 2004, Elron together with the other shareholders of KIT, Discount Investment Corporation Ltd. ("DIC"), a controlling shareholder of Elron (through approximately a 38.5% interest), and Kidum IT Ltd. (together "the sellers") completed the sale of KIT, then held 45% by Elron, to Online Higher Education B.V, a subsidiary of Laureate Education, Inc. (formerly: Sylvan Learning Systems) (Nasdaq: LAUR), a global leader in higher education, in consideration of $9,400, of which Elron received approximately $5,700. The gain resulting from the sale amounted to approximately $5,300. In addition, the sellers are entitled to a future payment of up to $10,000 based on future earnings of KIT in the years 2006 and 2007 from which Elron's share will be up to approximately $5,700.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data


NOTE 3:- MAJOR TRANSACTIONS (Cont.)

         c.     Given Imaging Ltd. ("Given")

                1. In April 2004, RDC, our 49.6% held subsidiary, purchased from one of its shareholders (a former senior executive of RDC) treasury shares amounting to approximately 3% of its outstanding share capital. In consideration for the treasury shares, RDC distributed to the shareholder 200,000 shares of Given (NASDAQ:
                    GIVN). The number of shares of Given distributed was calculated based on the relative fair values of the shares of RDC and of Given on the date the agreement to purchase the treasury shares was signed (May 2003). The transaction was completed in April 2004, after receipt of various approvals required under the agreement.

                     RDC recorded the purchase of the treasury shares based on the fair value of Given's shares on the date of distribution. Accordingly RDC recorded a gain on the distribution of Given shares of approximately $5,800.

                     RDC's purchase of the treasury shares resulted in Elron increasing its interest in RDC by approximately 1.5%. This acquisition of an additional interest in RDC is accounted for by the purchase method. Accordingly, Elron has recorded the additional interest in RDC at fair value of approximately $1,900 and recorded its share of the gain in the distribution of Given shares in the amount of $1,400 net of tax and minority interest.

                2. On June 23, 2004, Given completed its secondary public offering of 2,880,750 ordinary shares at $32.00 per share comprising 1,500,000 shares issued by Given and 1,380,750 shares (including 375,750 shares as a result of the exercise of the underwriters' over allotment option) sold by existing shareholders. RDC sold 300,000 ordinary shares in consideration for approximately $9,000. Given Imaging received net proceeds of approximately $44,400.

                    As a result of the sale of Given's shares by RDC and the decrease in Elron's direct and indirect interest in Given from approximately 16% to approximately 15%, Elron recorded a gain, of $15,200 ($6,700 net of tax and minority interest).

                3. During August 2004 (through August 10, 2004), Elron purchased 550,000 ordinary shares of Given in consideration for approximately $19,300. As a result of the transaction, Elron's direct and indirect ownership interest in Given increased from approximately 15% to approximately 16.9%.

         d.     A.M.T. Advanced Metal Technologies Ltd. ("AMT")

                On June 30, 2004, Elron completed an investment of $3,000, of which $245 were invested in the first quarter of 2004, in convertible notes of AMT, together with an international strategic partner which invested an additional $3,000. In addition, existing AMT shareholders, including Elron, converted shareholder loans into convertible notes in the aggregate amount of approximately $2,700, of which Elron converted approximately $1,600. The notes are convertible into preferred shares of AMT or into shares held by AMT in certain of its subsidiaries. In addition, Elron and the other investors in AMT were issued warrants to purchase convertible notes of AMT for a total amount of up to approximately $19,120, which may be exercised over various periods up to a maximum of 48 months from the closing date of the transaction. As a result of the transaction, Elron increased its ownership interest from approximately 28% to approximately 35% on a fully diluted basis (excluding warrants) and on an "as converted" basis.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data


NOTE 3:- MAJOR TRANSACTIONS (Cont.)

         e.     NetVision Ltd. ("NetVision")

                During the first quarter of 2004, Elron and DIC each granted to NetVision a loan of $2,000 in order to enable NetVision to repay a portion of its line of credit to a lending bank. Following the delay of NetVision's initial public offering in the Tel-Aviv Stock Exchange, and in accordance with EITF 02-18 "Accounting for Subsequent Investments in an Investee after Suspension of Equity Method Loss Recognition", Elron recognized previously suspended equity method losses in NetVision in the amount of the loan granted.

                In July 2004 Elron and DIC each granted NetVision an additional loan of $1,900 in order to enable NetVision to repay the balance of the line of credit to the bank.

         f.     ZIX

                During the six months ended June 30, 2004, Elron sold 634,228 shares of Zix in consideration for approximately $7,000 and recorded a gain of approximately $5,000 ($3,300 net of tax).

         g.     Elron SW ("ESW") (Formerly: Elron Software Inc.)

                On September 2, 2003, Elron's majority owned subsidiary, ESW, sold substantially all of its assets and business to Zix (see Note 3d to the Company's annual financial statements).

                The business sold by ESW represented a component of an entity as defined in SFAS No. 144 and since the criteria for reporting discontinued operations under SFAS No. 144 were met, comparative data have been reclassified as discontinued operations in the statements of operations.

         h.     Elbit Systems Ltd. ("ESL")

                Subsequent to the balance sheet date, on July 8, 2004 Elron announced the signing of a definitive agreement for the sale of all of its holdings in ESL (NASDAQ: ESLT) constituting approximately 19.6% of the outstanding share capital of ESL to Tadiran Communications Ltd., in consideration for approximately $197,000. The closing of the transaction was subject to the right of first refusal of Federmann Enterprises Ltd. ("Federmann Enterprises"), the other major shareholder of ESL. On July 28, 2004, Federmann Enterprises exercised its right of first refusal, following which the shares were sold to Federmann Enterprises for approximately $197,000. As a result, Elron will record in the third quarter of 2004 a gain, net of tax, of approximately $80,000 which includes a reduction of approximately $10,000 in the tax expense as a result of a reversal of a valuation allowance previously recorded in respect of deferred tax assets relating to loss carryforwards. The tax benefit due to the change in the valuation allowance is included in the computation of the effective tax rate for the year and, accordingly, is recognized in proportion to the current period earnings and the expected earnings for subsequent interim periods of the year. As the sale of ESL was completed in the third quarter, the principal portion of the tax benefit referred to above will also be recorded in the third quarter.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data


NOTE 3:- MAJOR TRANSACTIONS (Cont.)

         i.     Restatement

                As a result of the increase in holdings in Oren Semiconductor Inc. ("Oren") in July 2003 from 17% to 41% (see Note 7d(7) to the Company's annual financial statements), Elron is able to exercise significant influence in Oren. In accordance with APB 18, "The Equity Method of Accounting for Investments in Common Stock", Elron's interest in Oren, which had been previously accounted for by Elron at cost, was accounted for retroactively under the equity method of accounting ("step-by-step acquisition"). Implementing the step-by-step acquisition resulted in a restatement of Elron's financial statements for all prior periods in which Elron's investments in Oren were recorded at cost.

                Following are the effects of the restatement for the periods of six months and three months ended June 30, 2003:

                     1.       Consolidated statements of operations

                                                                               Six months ended
                                                                                 June 30, 2003
                                                                 -------------------------------------------------------
                                                                                      Effect of
                                                                   As reported       restatement         As restated
                                                                 ---------------   ---------------   -------------------
                            Equity in losses of affiliated
                              companies                                 (5,544)           (1,329)               (6,873)
                            Net loss                                   (12,010)           (1,329)              (13,339)
                            Basic and diluted net loss per
                              share                                      (0.41)            (0.04)                (0.45)

                     2.       Total comprehensive income                  3,279           (1,329)                1,950


                                                                                   Three months ended
                                                                                      June 30, 2003
                                                                 -------------------------------------------------------
                                                                                      Effect of
                                                                   As reported       restatement         As restated
                                                                 ---------------   ---------------   -------------------
                            Equity in losses of affiliated
                              companies                                 (3,249)             (670)               (3,919)
                            Net loss                                    (3,399)             (670)               (4,069)
                            Basic and diluted net loss per
                              share                                      (0.12)            (0.02)                (0.14)


                     2.       Total comprehensive income                14,766              (670)               14,096

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data


NOTE 4:- VARIABLE INTEREST ENTITIES

         a. Towards the end of 2003, RDC and ESL formed a new company, Starling Advanced Communications Ltd. ("Starling") in order to develop connectivity solutions for broadband access for commercial aircraft. RDC and ESL both contributed technologies in exchange for a 50% ownership interest each in Starling. In addition, RDC and ESL granted Starling convertible loans in the amount of $300 each. Upon the adoption of FIN 46 (see Note 2a), the Company has consolidated Starling as Starling was determined to be a variable interest entity and the Company its primary beneficiary.

         b. In August 2002, Elron completed an investment of approximately $5,000 in AMT as part of an aggregate investment of $8,700. In June 2004, Elron invested an additional $3,000 in convertible notes as part of an aggregate investment of $6,000 and converted loans in the amount of approximately $1,600 (additional loans in the amount of $1,100 were converted by other existing shareholders of AMT) into convertible notes of AMT (see Note 3(d)). AMT, an Israeli private company, develops, markets and licenses technologies, through its group companies, for amorphous and nano-crystalline advanced materials, for a wide range of commercial applications. Currently, AMT is focusing on two of its group companies, namely A.H.T. Advanced Heating Technologies Ltd., which uses amorphous metals for heating products, and Confirm Technology Ltd. ("Confirm") (formerly: ACS Advanced Coding Systems Ltd.), which develops, markets and sells products using amorphous metals for brand protection against counterfeiting and diversion and anti-shoplifting electronic article surveillance. The investments were in the form of notes which are convertible into preferred shares of AMT or into shares held by AMT in certain of its subsidiaries. Elron is entitled to the rights attached to the convertible notes on an "as converted" basis as a shareholder of AMT and, in addition, has special voting rights in certain specified circumstances. As of June 30, 2004, Elron holds approximately 35% of AMT on a diluted basis (excluding warrants) and on an "as converted" basis.

                AMT is considered to be a variable interest entity, however the Company is not the primary beneficiary of AMT, and accordingly has not consolidated AMT.

                As of June 30, 2004, the Company's maximum exposure to loss as a result of its involvement in AMT does not exceed the carrying value of its investment in AMT in the amount of approximately $6,400.

NOTE 5:- STOCK BASED EMPLOYEE COMPENSATION

         The Company elected to follow Accounting Principles Board Opinion No. 25, ("APB 25") "Accounting for Stock Issued to Employees" and FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" in accounting for its employee stock option plans granted prior to 2003. According to APB 25, compensation expense is measured under the intrinsic value method, whereby compensation expense is equal to the excess, if any, of the quoted market price of the stock at the grant date of the award or other measurement date over the exercise price.

         Effective January 1, 2003, the Company adopted the fair value recognition provisions of FASB Statement No. 123 "Accounting for Stock-Based Compensation" ("SFAS No.123"). Under the prospective method of adoption selected by the Company in accordance with the provisions of FASB Statement No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" ("SFAS No. 148"), the recognition provisions will be applied to all employee awards granted, modified, or settled after January 1, 2003.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data


NOTE 5:- STOCK BASED EMPLOYEE COMPENSATION (Cont.)

         The following pro forma information presents the effect on the Consolidated stock-based employee compensation expense, consolidated net income (loss) and income (loss) per share as if the fair value based method provided under SFAS No. 123 had been applied to all outstanding awards in each reported period.

                                                          Six months         Three months
                                                        ended June 30,       ended June 30,      Year ended
                                                     ------------------   -------------------   December 31,
                                                      2004       2003      2004         2003        2003
                                                     ------     ------    ------       ------     -------
                                                                    Unaudited                     Audited
                                                     -------------------------------------------------------
         Net income (loss), as reported             $9,201     $(13,339)  $5,479      $(4,069)     $(7,205)
         Add: Stock-based employee
           compensation expense included in
           reported net income (loss)                  336          467      142          240          973

         Deduct: Total stock-based
           compensation expense determined
           under the fair value based method
           for all awards                             (445)        (698)    (215)        (344)      (1,377)
                                                    -------    ---------  -------     --------     --------

         Pro forma net income (loss)                $9,092     $(13,570)  $5,406      $(4,173)     $(7,609)
                                                    =======    =========  =======     ========     ========

         Income (loss) per share:

         Basic - as reported                        $ 0.32     $  (0.45)  $ 0.19      $ (0.14)     $ (0.25)
                                                    =======    =========  =======     ========     ========

         Diluted - as reported                      $ 0.31     $  (0.45)  $ 0.19      $ (0.14)     $ (0.25)
                                                    =======    =========  =======     ========     ========

         Basic - pro forma                          $ 0.31     $  (0.46)  $ 0.19      $ (0.14)     $ (0.26)
                                                    =======    =========  =======     ========     ========

         Diluted - pro forma                        $ 0.31     $  (0.46)  $ 0.18      $ (0.14)     $ (0.26)
                                                    =======    =========  =======     ========     ========


         The fair value for each award granted was estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions:


                                                     Six months               Three months
                                                   ended June 30,            ended June 30,            Year ended
                                             ------------------------   -----------------------       December 31,
                                              2004(*)          2003      2004(*)           2003          2003
                                             --------         -------   ---------         ------       --------
                                                                    Unaudited                          Audited
                                             ----------------------------------------------------      --------
         Average risk-free interest rate        -                 1%       -                 1%            1%
         Average expected life (in years)       -               2.75       -               2.75           2.7
         Volatility                             -                53%       -                53%           53%
         Dividend yield                         -                 0%       -                 0%            0%


         (*) No options were granted during the period.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data


NOTE 6:- CONTINGENT LIABILITIES

         There were no material changes in the status of the Company's contingent liabilities as described in the Company's annual financial statements, the details of which are as follows:

         a. During September 1999, the Company received copies of two claims and a request to approve such claims as a class action on behalf of public shareholders of Elscint (formerly an affiliated company) against the Company and others. The allegation raised by the claimants related to the decision regarding the sale of Elscint's substantial assets. The request has been stayed pursuant to an arrangement reached by the parties pending the outcome of the appeal in the claim described in paragraph b below. The arrangement provides that if the appeal described in paragraph b below is accepted, then the proceedings to recognize the claims as a class action will proceed. Otherwise, the application to recognize the claims as a class action will be dismissed.

         b. On November 2, 1999, the Company received a copy of a claim, and a request to approve such a claim, as a class action on behalf of some institutional investors and others and those who held shares in Elscint on September 6, 1999. The allegations raised against the Company and certain of its officers including former officers, among others, relate to the period prior to the sale of the Company's holdings in Elbit Medical Imaging ("EMI") (the parent company of Elscint and formerly an affiliated company). The claimants seek a court order pursuant to which EMI would be compelled to execute the alleged buy-out of Elscint's share at $14 per share or other remedies. On August 17, 2000, the Haifa District court dismissed the application to recognize the claim as a class action. Some of the claimants applied for and have been granted permission to appeal to the Supreme Court in Israel, which appeal is currently pending. In addition, in February 2001, the claimants submitted a new claim similar to the previous one but not as a class action.

                The Company denies all the allegations set forth in the above claims, and based on legal advice received, management is of the opinion that the Company has good defense arguments which, if accepted, will cause dismissal of the above allegations.

         c. In July 2003, ESW terminated the lease of its premises in the U.S. due to defects in the premises and the lessor's failure to repair the defects. The lessor rejected the termination of the lease and is seeking to enforce the lease and to claim all amounts due under the lease from ESW and Elron, as guarantor of the lease. The balance of the rental payment under the lease amounts to approximately $2,000. ESW is counterclaiming damages caused by the lessor. The Company's management is of the opinion that ESW has good defense arguments which, if accepted, will cause dismissal of the above claim and accordingly, management believes that the above claim will not have a significant effect on the Company's results of operations.

NOTE 7:- INCOME TAXES

                On June 29, 2004, the Israeli parliament approved an amendment to the Income Tax Ordinance (No. 140 and Temporary Provision) (the "Amendment") which progressively reduces the corporate tax rate from 36% to 35% in 2004 and to a rate of 30% in 2007. The amendment was signed and published in July 2004 and is, therefore, considered enacted in July 2004. Accordingly, Elron will record a tax benefit as a result of the change in the tax rate in the amount of approximately $2,000 in the third quarter of 2004.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data


NOTE 8:-  BUSINESS SEGMENTS

          As of June 30, 2004, the Company operates in two business segments:
          (1) the Systems and Projects segment through its subsidiary ETI and
          (2) the "Other Holdings and Corporate Operations" segment which reflects the investments in companies engaged in various fields of advanced technology and includes corporate headquarters.

          The operations of the Systems and Projects segment include development and supply of software solutions for revenue assurance and management of large and complex communication and internet networks.

          The Other Holdings and Corporate Operations segment includes holdings in various companies that operate in the communications, software, electronic defense, medical devices, semiconductors, advanced materials and other fields and the corporate operations.

          Prior to September 2, 2003, the Company operated indirectly through ESW in a third business segment - Internet Products - which has been sold and therefore its operations were reclassified as discontinued operations (See Note 3(g)). Segment information is as follows:

                                                              Other
                                                            holdings        Internet
                                             Systems          and           Products
                                              and           corporate     (Discontinued
                                             Projects      operations      operations)      Adjustments         Total
                                            ---------      ----------      -----------      -----------         -----
          For the six months ended
            June 30, 2004 (Unaudited):

          Net revenues                       $ 3,440       $  3,561       $      -          $     -           $ 7,001
          Net income (loss)                   (1,108)        10,665           (356)               -             9,201

          As of June 30, 2004
            (Unaudited):
          Total assets                        13,280        417,043             42           (4,618)(*)        425,747

          For the six months ended
            June 30, 2003 (Unaudited):

          Net revenues                       $ 4,202       $  3,629       $      -          $     -           $  7,831
          Net loss                            (1,223)        (8,662)        (3,454)               -            (13,339)

          For the three months ended
            June 30, 2004 (Unaudited):

          Net revenues                       $ 1,784       $  1,792       $      -          $     -           $  3,576
          Net income (loss)                     (551)         6,086            (56)               -              5,479

          For the three months ended
             June 30, 2003 (Unaudited):

          Net revenues                       $ 2,127       $  1,917       $      -          $     -           $  4,044
          Net loss                              (661)        (1,760)        (1,648)               -             (4,069)

          For the year ended
             December 31, 2003 (Audited):

          Net revenues                       $ 7,390       $  9,157       $      -          $     -           $ 16,457
          Net loss                            (2,074)        (4,442)          (689)               -             (7,205)

          As of December 31, 2003
            (Audited):

          Total assets                        15,177        450,222             75          (14,770)(*)        450,704


               (*) Inter-company balances.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data


NOTE 8:- BUSINESS SEGMENTS (Cont.)

                The revenues relating to ESW's discontinued operations for the six months and three months ended June 30, 2003 and for the year ended December 31, 2003, were $3,765, $1,961 and $4,470, respectively, and the pre tax losses from operations were $3,450, $1,646 and $4,829, respectively.

NOTE 9:- RECONCILIATION TO ISRAELI GAAP

                The consolidated financial statements of the Company have been prepared in accordance with U.S. GAAP. Had the consolidated financial statements been prepared in accordance with Israeli GAAP, the effects on the financial statements would have been as follows:

         a.     Effect on the statements of operations:


                                                                             Six months ended June 30, 2004
                                                                 -------------------------------------------------------
                                                                                                      As per Israeli
                                                                   As reported       Adjustments            GAAP
                                                                 ---------------   ----------------   ------------------
                                                                                        Unaudited
                                                                 -------------------------------------------------------
                                Net income                           $  9,201          $(1,004)           $ 8,197


                                                                             Six months ended June 30, 2003
                                                                 -------------------------------------------------------
                                                                       As                              As per Israeli
                                                                   reported(*)         Adjustments          GAAP
                                                                 ---------------   ----------------   ------------------
                                                                                        Unaudited
                                                                 -------------------------------------------------------
                                Net loss                             $(13,339)         $12,527             $  (812)



                                                                            Three months ended June 30, 2004
                                                                --------------------------------------------------------
                                                                                                        As per Israeli
                                                                  As reported        Adjustments             GAAP
                                                                ----------------   ----------------   ------------------
                                                                                       Unaudited
                                                                --------------------------------------------------------
                                Net income                           $  5,479          $(2,689)            $ 2,790



                                                                            Three months ended June 30, 2003
                                                                 -------------------------------------------------------
                                                                       As                               As per Israeli
                                                                   reported(*)       Adjustments             GAAP
                                                                 ---------------   ----------------   ------------------
                                                                                       Unaudited
                                                                 -------------------------------------------------------
                                Net income (loss)                    $ (4,069)         $11,348             $ 7,279



                                                                              Year ended December 31, 2003
                                                                 -------------------------------------------------------
                                                                                                       As per Israeli
                                                                   As reported       Adjustments            GAAP
                                                                 ---------------   ----------------   ------------------
                                                                                       Audited
                                                                 -------------------------------------------------------

                                Net income (loss)                    $ (7,205)         $18,436             $11,231


                          ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data


NOTE 9:- RECONCILIATION TO ISRAELI GAAP (Cont.)

         b.     Effect on the balance sheet:


                                                                                June 30, 2004
                                                           -------------------------------------------------------
                                                                                                 As per Israeli
                                                             As reported       Adjustments            GAAP
                                                           ---------------   ----------------   ------------------
                                                                                Unaudited
                                                           -------------------------------------------------------

                Total assets                               $425,747          $(176,261)            $ 249,486
                Total liabilities including minority
                  interest                                  122,392            (62,321)               60,071
                Total equity                                303,355           (113,939)              189,416


                                                                              December 31, 2003
                                                           -------------------------------------------------------
                                                                                               As per Israeli
                                                               As reported       Adjustments         GAAP
                                                           ---------------   ----------------   ------------------
                                                                                  Unaudited
                                                           -------------------------------------------------------
                Total assets                               $450,704          $(176,981)            $ 273,723
                Total liabilities including minority
                  interest                                  154,574            (61,289)               93,285
                Total equity                                296,130           (115,692)              180,438

         c.     Material adjustments:

                The abovementioned adjustments result primarily from the differences between U.S. GAAP and Israeli GAAP as detailed in
                Note 29 to the Company's annual financial statements as well as from transactions and events which occurred during the period ended June 30, 2004, as follows:

                1. As discussed in Note 7, under U.S. GAAP the effect of changes in tax rates is recorded in the period in which the tax law is enacted. Under Israeli GAAP, the effect of changes in tax rates is recorded in the period in which the law is enacted or substantively enacted. Accordingly, the effect of the change in the tax rate under Israeli GAAP, which amounted to an income taxes charge of approximately $400 has been recorded in the second quarter of 2004 while under U.S. GAAP the effect will be recorded in the third quarter of 2004.

                2. Under U.S. GAAP, deferred taxes are provided in respect of all temporary differences relating to equity method investments. Under Israeli GAAP, deferred taxes are not provided in respect of temporary differences relating to taxes arising on disposal of equity method investments, if the disposal is not probable to occur in the foreseeable future. The effect on net income according to U.S. GAAP in the six months and three months periods ended June 30, 2004, amounted to approximately $700 (net of tax and minority interest).

                3. As described in Note 3c1 above, under U.S. GAAP the acquisition of the additional interest in RDC was accounted for by the purchase method. Accordingly, Elron has recorded the additional interest in RDC at fair value and recorded its share of the gain in the distribution of Given shares. According to Israeli GAAP, the gain recorded is limited to the effective decrease in the investment in Given in Elron's accounts (subsequent to the distribution and the relating acquisition of an additional interest in RDC) and accordingly only the portion relating to the additional interest acquired in other net assets of RDC (except Given) was recorded at fair value. The total effect of the abovementioned transaction on net income in the six months and three months periods ended June 30, 2004, amounted to approximately $900.

                          ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

ANNEX TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. dollars in thousands

Details relating to major investments as of June 30, 2004:


                                                                       Carrying value
                                                                           of the              Market value of the
                                                                          investment             publicly traded
                                                       % of                 as of             investments as of:
                                                     ownership             June 30,         June 30,        August 9,
                                                    interest (1)           2004 (2)           2004            2004
                                                   -------------    ----------------------------------------------------
 Consolidated Companies:
 Elron Telesoft Inc.                                   99%                  $  8,989      $       -        $     -
 Galil Medical Ltd. (3)                                39%                       564              -              -
 3DV Systems Ltd. (3)                                  71%                     (688)              -              -
 Starling (3)                                          25%                         -              -              -
 SELA (3)                                              27%                       549              -              -

 Affiliated Companies (equity):
 Elbit Systems Ltd. (Nasdaq: ESLT)                     19%                    91,309        155,762                (*)
 Given Imaging Ltd. (Nasdaq: GIVN) (3)                 15%                    25,826        143,739        154,784(**)
 NetVision Ltd.                                        46%                       335              -              -
 Wavion, Inc.                                          38%                     2,098              -              -
 ChipX                                                 27%                     4,364              -              -
 Pulsicom Israel Technologies Ltd.                     18%                       374              -              -
 Advanced Metal Technologies Ltd. (AMT)                40%                     6,417              -              -
 CellAct Ltd.                                          45%                       374              -              -
 Notal Vision, Inc.                                    26%                     1,201              -              -
 Oren Semiconductor Inc.                               41%                     1,909              -              -
 Oncura (4)                                            10%                    11,978              -              -

 Available for sale:
 Partner (Nasdaq: PTNR)                                 9%                   123,681        123,681        100,848
 Zix Corporation (Nasdaq: ZIXI)                         1%                     1,662          1,662            595
 EVS (Nasdaq: EVSNF.OB)                                16%                       994          2,462          2,039

 Partnership:
 Gemini Israel Fund L.P.                                5%                       167              -              -
 InnoMed Ventures L.P.                                 14%                     2,434              -              -

 Cost:
 Avantry (formerly:Witcom Ltd.) (3)                     7%                       506              -              -


(1)   On the basis of the outstanding share capital.

(2)   Includes loans and convertible notes.

(3) Represents the carrying value and the ownership interest of the investment in Elron's books and Elron's share in the carrying value and ownership interest of the investment in RDC's books.

(4) Represents Elron's share in the carrying value and the ownership interest of the investment in Galil's book

 (*) On July 28, 2004, Elron sold all its holdings in ESL in consideration for approximately $197,000.

(**) During August 2004 (through August 10, 2004), Elron purchased 550,000 shares of Given Imaging for approximately $19,300.

                        - - - - - - - - - - - - - - - - -
                      - - - - - - - - - - - - - - - - - - -